Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Innovega Inc.
11031 Via Frontera, Ste. A
San Diego, CA 92127
https://innovega.io/

Up to $4,999,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Innovega Inc.
Address: 11031 Via Frontera, Ste. A, San Diego, CA 92127
State of Incorporation: DE
Date Incorporated: June 23, 2008

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $4,999,998.00 | 1,666,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $498.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses

Loyalty Bonus: 10% bonus shares for previous investors and select loyal supporters.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 13% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 5: Invest $30,000+ within the first 2 weeks and receive 30% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 35% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 5% bonus shares

Tier 2: Invest $5,000+ and receive 7% bonus shares

Tier 3: Invest $10,000+ and receive 10% bonus shares

Tier 4: Invest $20,000+ and receive 13% bonus shares

Tier 5: Invest $30,000+ and receive 20% bonus shares

Tier 6: Invest $50,000+ and receive 25% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Innovega Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

The Company and its Business

Company Overview

Company Overview

Innovega Inc. (or the "Company") specializes in developing next-generation smart glasses and contact lenses designed to help restore reading and distance vision for visually impaired and legally blind patients. The Company aims to serve a market of 295 million individuals with vision impairments, offering a more compact and socially acceptable alternative to bulky assistive vision devices.

Business Model

Innovega is exploring two business models: (1) Licensing its technology to established eyewear and electronics companies, leveraging existing distribution networks and manufacturing capabilities, and (2) A subscription model where users purchase the glasses and opt for premium software or custom contact lenses via a subscription plan.

Intellectual Property

Innovega has filed 80 patents across 14 families of intellectual property (IP), covering smart glasses and nano nano-technology-based contact lenses. The Company also has trade secrets related to material fabrication and software integration.

Clinical and Regulatory Development of Innovega's Smart Contact Lens Technology

Innovega, Inc. is developing a novel contact lens technology regulated as a Class II medical device under the oversight of the U.S. Food and Drug Administration (FDA). The company is pursuing a two-step market clearance strategy aligned with the FDA's 510(k) for obtaining market clearance of the base lens material, and an Investigational Device Exemption (IDE) pathway for the display lens that will support the iOptik(R) product lines.

To date, Innovega has:

1. Completed Phase I toxicology and material safety studies.

2. Conducted multiple Phase II feasibility and functional performance studies, including those assessing lens comfort, orientation stability, and visual acuity, across a broad range of subjects.

3. Completed two pivotal Phase III trials on its base contact lens (without embedded display lens features) with performance compared to a commercially available predicate lens. These trials are aligned with the company's planned 510(k) submission.

4. Engaged in a Pre-Submission Conference with the FDA which advised that the base lens be submitted through the 510(k)

process to establish a regulatory predicate for later comparisons.

The company continues to conduct Phase II trials for lens optimization on both the base lens and the display lens designs. These trials are in response to improvements achieved in the lens mass-production manufacturing methods for the display lens, which incorporates a novel polarizing filter for enabling the display vision. The display lens has not yet entered Phase III trials, pending completion of a formal IDE submission to the FDA once the base lens Phase III data collection is complete.

Each clinical study undertaken by Innovega has been conducted under Institutional Review Board (IRB) oversight, with approximately ten IRB-approved studies to date, including two that have carried forward into the current Phase III activities on the base lens.

Innovega is working with a regulatory consultant and contract research organization to finalize its 510(k) premarket notification and plans to pursue IDE authorization for the advanced lens in a subsequent phase of its development program.

Competitors and Industry

Competitors

Primary competitors include eSight, IrisVision, and Vision Buddy, which provide digital magnifiers and VR-based headsets. Innovega differentiates itself with lightweight, socially acceptable eyewear offering customizable digital prescriptions and enhanced usability.

Industry Overview

The global market for assistive vision technology is valued in the billions of dollars, driven by an aging population and increasing prevalence of retinal diseases. Existing solutions remain inadequate, creating an opportunity for advanced wearable solutions like Innovega's.

Current Stage and Roadmap

Current Stage

Innovega has completed FDA Phase I initial safety testing on its base lens and is continuing to complete Phase II functional testing throughout 2025. The Company is continuing to transition from R&D to commercialization. The Company has secured partnerships, including a Letter of Intent with Vispero, the world's largest provider of assistive vision aids.

Innovega's device system, comprising proprietary contact lenses and smart glasses, is regulated by the U.S. Food and Drug Administration (FDA) as a medical device. Based on the intended use and the patient population served, specifically individuals who are legally blind or severely visually impaired, the product is anticipated to be classified as a Class III medical device. This classification requires FDA approval through the Premarket Approval (PMA) process, which is the most rigorous of the FDA's pathways and involves substantial clinical evidence and strict manufacturing controls.

The completed FDA Phase I trial was an IRB-approved, first-in-human study focused on evaluating the safety and tolerability of Innovega's soft contact lens materials in healthy adult volunteers. No serious adverse events were reported. The planned Phase II trial, expected in 2025, will evaluate the device's visual performance and functional benefits for patients with significant vision impairment. The results of this study are intended to support the Company's future submission of a PMA application to the FDA.

Future Roadmap

The Company aims to finalize manufacturing partnerships, initiate clinical trials for regulatory approvals, and expand into international markets, subject to regulatory and funding milestones.. It also plans to enhance AI-driven vision assistance features.

The Team

Officers and Directors

Name: Steve Willey

Steve Willey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Director
  Dates of Service: June, 2011 - Present
  Responsibilities: Stephen is Chief Executive Officer and President. He receives $187,200 in salary and owns 27.4% of the company's equity.

Other business experience in the past three years:

- Employer: Axion Ventures
  Title: Board Member
  Dates of Service: October, 2016 - Present
  Responsibilities: Independent Board Member and Member of Audit Committee

Name: Arthur Zhang

Arthur Zhang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: Arthur guides the go-to-market strategy in low vision and defines the product roadmap. Arthur earns a part-time salary of approximately $250,000.

Other business experience in the past three years:

- Employer: Apple, Inc.
  Title: Senior Manager
  Dates of Service: January, 2015 - December, 2023
  Responsibilities: Led Architecture, Systems Engineering, and Systems Infrastructure teams.

Other business experience in the past three years:

- Employer: Gridware
  Title: Director, Hardware Product (Part-Time)
  Dates of Service: March, 2025 - July, 2025
  Responsibilities: Defining Hardware roadmap.

Name: Jay Marsh

Jay Marsh's current primary role is with 3D Systems. Jay Marsh currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Senior VP Engineering (Fractional)
  Dates of Service: April, 2013 - Present
  Responsibilities: Jay's role is to lead the design activities in San Diego for all contact lens and eyewear solutions required to demonstrate our technology and develop business relationships with investors and collaborators. He earns a part-time salary of approximately $45,000. Jay spends 10 hours a week at Innovega.

Other business experience in the past three years:

- Employer: 3D Systems
  Title: Principal, Design Engineer
  Dates of Service: December, 2024 - Present
  Responsibilities: Jay provides electro-mechanical design for an advanced Metal 3D printer development program. He also assists with Project Management and Team Leadership including Systems Engineering. Jay spends up to 40 hours a week at 3D Systems.

Name: Vijay Raghavan

Vijay Raghavan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member of Innovega's Board of Directors, Chief Financial Officer (fractional role)
  Dates of Service: January, 2025 - Present

Responsibilities: Member of Board and Chairperson of Audit Committee

Other business experience in the past three years:

- Employer: NLM Photonics
  Title: Chief Financial Officer (Fractional)
  Dates of Service: January, 2024 - Present
  Responsibilities: Recruited by NLM founders for providing strategic guidance on fundraising leading Accounting/Finance function

Other business experience in the past three years:

- Employer: SEIU 775 Benefits Group
  Title: Chief Financial Officer
  Dates of Service: May, 2024 - June, 2025
  Responsibilities: Lead financial stewardship culture, advising on resource planning and investments for health benefits, retirement, and workforce development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products to those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseen costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. Competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, the Company's value will likely be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Litigation

Mr. Stephen Willey, a director of the Issuer, was named in a civil lawsuit filed in 2021 by NextPlay Technologies in the U.S. District Court for the Western District of Washington. The allegations relate to Mr. Willey's former board service with Axion Ventures. A related proceeding in British Columbia, Canada—making overlapping allegations—was previously dismissed in Mr. Willey's favor. The court in that matter awarded special costs and concluded that the claims were not supported by the evidence, lacked merit, and were brought for improper purposes. The U.S. lawsuit was stayed in 2022 by agreement of the parties, and no action has been taken in the case since that time. In 2025, NextPlay Technologies entered Chapter 7 bankruptcy proceedings, which triggered an additional statutory stay of the case.

Failure to obtain FDA approval

Our products are intended for use by visually impaired and legally blind patients. As such, they are subject to regulation by the U.S. FDA as Class III medical devices. We intend to pursue approval through the Premarket Approval (PMA) process, which is time-consuming, costly, and requires substantial clinical and manufacturing evidence. There is no assurance that the FDA will approve our product. A failure to obtain approval could prevent us from entering the U.S. market and could materially impact our business and your investment.

Clinical trial failure or delay

We have completed a Phase I safety study and plan to begin a Phase II clinical trial in 2025. Clinical trials are inherently uncertain and involve potential risks, including delays in patient enrollment, unanticipated adverse events, or failure to meet regulatory expectations. Any such delays or setbacks could prevent or postpone our regulatory submission and reduce the likelihood of commercialization, which could materially affect our future operations and investor returns.

Our contact lenses will require FDA clearance before they can be sold.

The smart contact lens component of our system is regulated by the U.S. Food and Drug Administration (FDA) and is subject to a multi-step clearance process, including a 510(k) premarket notification for our base lens and a future Investigational Device Exemption (IDE) submission for our advanced display-enabled lens. There is no guarantee that the FDA will grant clearance, and any failure to do so could limit the availability of our full integrated vision system. However, our smart glasses are not regulated as a medical device and may be sold independently of the lenses.

Delays in clinical trials may impact our timeline for regulatory submission and the commercial availability of our lens system.

While we have completed human clinical testing on our base lens and are conducting additional studies to support future FDA submissions, the display-enabled lens has not yet entered Phase III trials. Any delay in completing these trials or obtaining necessary FDA clearances could impact our ability to commercialize the contact lens component of our product. However, these delays would not affect our ability to bring our smart glasses to market independently.

Convertible note conversion may dilute your ownership.

The Company has issued $930,000 in convertible promissory notes that may convert into Common Stock upon the Company raising at least $1,000,000 in this offering. If converted, these notes could result in the issuance of additional shares at a discount, diluting your investment and potentially impacting your proportional ownership and voting power. Because the

Company's Regulation D convertible note offering remains open, it is possible that those notes could convert into equity during this Regulation CF offering if the $1 million Qualified Equity Financing threshold is reached. This may impact the total number of outstanding shares and increase dilution for investors in this offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Willey	7,326,393	Common Stock	27.4%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,666 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 13,799,493 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stockholders' Agreement

As a condition of investment, all purchasers of Common Stock in this offering will be required to become parties to the Company's Amended and Restated Stockholders' Agreement. This agreement includes provisions requiring stockholders to vote their shares in favor of designated director nominees, including two Officer Designees, one Common Designee, and one Series Seed Designee. It also provides contractual rights to certain stockholders, such as rights of first offer on future equity issuances in specified circumstances, and imposes voting obligations related to Board composition. These provisions may limit a stockholder's ability to independently influence governance and other corporate actions.

Dividends. Dividends as may be declared from time to time, pro rata with Preferred Stock on an as-converted basis.

Liquidation. A pro rata share of net assets upon liquidation after satisfaction of the Preferred Stock liquidation preference.

The total outstanding shares of Common Stock include issued RSAs.

The total amount outstanding includes 624,984 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 1,904,217 shares to be issued pursuant to stock options issued.

The total amount outstanding DOES NOT include 2,735,686 shares to be issued pursuant to stock options, reserved but unissued.

Please see the Company's Second Amended & Restated Certificate of Incorporation and Amended & Restated Stockholders' Agreement, attached to the Offering Circular as Exhibit F, for further information.

Series Seed Preferred Stock

The amount of security authorized is 3,518,238 with a total of 3,518,238 outstanding.

Voting Rights

One vote per share.

Material Rights

Holders of Series Seed Preferred Stock have the right to convert their shares into Common Stock at any time on a 1:1 basis, subject to adjustment for stock splits, dividends, and similar events. These shares also carry a liquidation preference equal to the original purchase price per share (as defined in the Company's certificate of incorporation), ranking pari passu with other series of Preferred Stock. Dividends are non-cumulative and payable only if declared by the Board, in common with holders of Common Stock on an as-converted basis.

Series A-1 Preferred Stock

The amount of security authorized is 5,000,000 with a total of 2,565,186 outstanding.

Voting Rights

One vote per share.

Material Rights

Holders have the right to convert their shares into Common Stock at the applicable conversion price (initially 1:1, subject to adjustment). They are entitled to a liquidation preference equal to the original issue price per share. These shares participate pari passu with other Preferred series. Anti-dilution protections may apply under certain circumstances. Dividends are non-cumulative and payable only if and when declared.

Series A-2 Preferred Stock

The amount of security authorized is 1,610,514 with a total of 1,610,514 outstanding.

Voting Rights

One vote per share.

Material Rights

Convertible into Common Stock at a fixed ratio (initially 1:1). Carries a liquidation preference equal to the purchase price per share, ranking pari passu with other Preferred series. Dividends are non-cumulative and payable if declared, alongside Common on an as-converted basis.

Series A-3 Preferred Stock

The amount of security authorized is 1,123,787 with a total of 1,123,787 outstanding.

Voting Rights

One vote per share.

Material Rights

Convertible into Common Stock at an initial conversion rate of 1 share of Preferred to approximately 1.022 shares of Common (subject to adjustment). Carries a liquidation preference equal to the original issue price per share. Participates pari passu with other Preferred Stock. Non-cumulative dividends payable if and when declared.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $930,000.00
Maturity Date: December 31, 2025
Interest Rate: 12.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: The Notes are convertible under a Qualified Equity Financing of $1,000,000.

Material Rights

At maturity, the notes and accrued interest are payable in full upon a qualified equity financing event the principal and accrued interest are automatically convertible to the Company's common stock. The number of shares will be equal to the quotient obtained by dividing (i) the outstanding principal and accrued interest by (ii) 20% or 30% of the price paid compared to the price paid by investors in the Qualified Equity Financing. The 20% or 30% conversion discount is determined upon if the note holder is a qualified early investor. Qualified Early Investor shall mean a subscriber, who either (i) was a shareholder of the Company as of September 30, 2024 and has a note in the original principal amount of at least twenty thousand dollars or (ii) has an original principal amount of at least thirty thousand dollars.

The Convertible Notes are automatically convertible, in the event Innovega consummates prior to the Maturity Date, an equity financing pursuant to which it issues and sells shares of a series of its preferred or common stock of the Company (the "New Stock") with an aggregate sale price of not less than $1,000,000 ("Qualified Equity Financing"). Qualified Early Investor "Qualified Early Investor "shall mean a Subscriber, who either (i) was a shareholder of the Company as of September 30, 2024 and has a note in the original principal amount of at least twenty thousand dollars or (ii) has an original principal amount of at least thirty thousand dollars.

Potential Conversion in this Offering

If the Company raises at least $1,000,000 in this Regulation Crowdfunding offering, the outstanding convertible notes (including accrued interest) will automatically convert into Common Stock at a 20% or 30% discount, depending on investor eligibility. The equity class issued will match that offered in this Reg CF raise, Common Stock, as determined by the Company. Please see the Company's Securities and Dilution sections of the offering circular for further information. Please see the Risk Factors and Dilution sections of the offering circular for further information on how this may affect your investment. In addition, the Company's concurrent convertible note offering under Rule 506(c) of Regulation D remains open, and proceeds from that offering will count toward the $1,000,000 Qualified Equity Financing threshold that could trigger conversion during this Reg CF raise.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock, or by the conversion of convertible notes currently being offered by the Company under Regulation D, which may convert during this Regulation CF raise if certain fundraising thresholds are met.. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

In particular, the Company has $930,000 in outstanding convertible notes that may automatically convert into Common Stock during this offering if the Company raises at least $1,000,000. These notes include a 20% or 30% discount compared to the price paid by Reg CF investors. If converted, the resulting issuance of shares could dilute your ownership percentage and voting power. Please see the Company's Securities and Risk Factors sections of the offering circular for further information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,645,600.00
  Number of Securities Sold: 2,215,200
  Use of proceeds: Clinical and regulatory expenses, research and development, general and administrative expenses, business development
  Date: September 30, 2022
  Offering exemption relied upon: Regulation A+

- Name: Equity (Preferred Share plus Common Share Warrant)
  Type of security sold: Equity
  Final amount sold: $1,025,000.00
  Number of Securities Sold: 1,049,958
  Use of proceeds: Securities sold include 349,986 Preferred A-1 and 699,972 Common shares. Clinical and regulatory expenses, research and development, general and administrative expenses, business development
  Date: September 30, 2024
  Offering exemption relied upon: 501(c) Reg D

- Type of security sold: Convertible Note
  Final amount sold: $950,000.00
  Use of proceeds: Research and development, general and administrative expenses
  Date: June 25, 2025
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue for the year ended December 31, 2024 was $0 compared to $50,000 for the year ended December 31, 2023.

The revenue in 2023 represented fees that related to a license agreement with Ocular Surface Innovation that expired in 2023.

Cost of Sales

Cost of Sales for the year ended December 31, 2024 was $0 compared to $0 for the year ended December 31, 2023.

Gross Margins

Gross margins for the year ended December 31, 2024 were $0. compared to $50,000 for the year ended December 31, 2023.

See above for license agreement comment in 2023.

Expenses

Expenses for the year ended December 31, 2024 $1,975,134 compared to $1,896,506 for the year ended December 31, 2023.

As a result of the above, the Company generated a net loss of $2,727,501 for the year ended December 31, 2024, compared to a net loss of $2,184,930 for the year ended December 31, 2023. The 30% increase in net loss resulted from a 117% increase in interest expense due to a series of stockholder loans during 2024 and a 175% increase in a non-cash stock based compensation expense, offset by lower costs in personnel, consulting, legal and clinical/regulatory fees.

Historical results and cash flows:

The Company is currently in the research and development, commercialization, and pre-production / pre-revenue stage of growth. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is transitioning from pre-production to post-production phase of growth. Past cash was primarily generated through equity investments. Our goal is to secure future revenues from sale of licenses, products or services.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2025, the Company has capital resources available in the form of $145,290 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support ongoing operations and future growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, but they are an important aspect of the Company's capital formation plan. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $10,000, we anticipate we will be able to continue operating. In our history, we have successfully raised funds via equity fundraising and debt instruments. We plan to continue doing so. This is based on a current monthly burn rate of $100,000 for expenses related to Research and Development and General Administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $300,000 for expenses related to Research and Development and General Administrative expenses, Marketing/advertising, contract manufacturing/development costs for a contemplated launch product, reduction in Accounts Payable and a partial repayment of Shareholder and Related party notes.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital, including for example, Regulation A.

Indebtedness

- Creditor: Various third-party investors
  Amount Owed: $1,462,500.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2025
  Issued between 2022 and 2024. In connection with the notes, the Company issued 225,000 detachable warrants with a $0.001 per share exercise price and 5-year expiration terms. A warrant expense of $218,250 was recognized in 2024 due to the immaterial exercise price.

- Creditor: Various third-party investors (Convertible Notes)
  Amount Owed: $950,000.00
  Interest Rate: 12.0%
  Maturity Date: May 29, 2026
  Issued from Q4 2024 to May 29, 2025. Notes are automatically convertible upon a Qualified Equity Financing of at least $1,000,000. Conversion occurs at a 20% or 30% discount to the financing price depending on whether the holder is a Qualified Early Investor. Qualified Early Investors include (i) shareholders as of September 30, 2024 with notes ≥

$20,000, or (ii) non-shareholders with notes ≥ $30,000. Maturity is 12 months from each note's issuance date.

Related Party Transactions

- Name of Person: Steve Willey
  Relationship to Company: Chief Executive Officer
  Nature / amount of interest in the transaction: Six promissory notes totaling $275,000; accrued interest of $38,696
  Material Terms: Notes issued as follows — $100,000 in 2020, $100,000 across two notes in 2021, and $75,000 across three notes in 2024. All notes carry an annual interest rate of 12%. Maturity dates are August 31, 2021 (two notes), September 30, 2022, May 31, 2024, January 31, 2025, and March 31, 2025. The lender has not requested repayment.

- Name of Person: Board member
  Relationship to Company: Member of the Company's Board of Directors
  Nature / amount of interest in the transaction: Three promissory notes totaling $45,000; accrued interest of $2,875
  Material Terms: Notes issued in 2024 with an annual interest rate of 12%. Maturity dates are February 28, 2024, May 31, 2024, and March 31, 2025. The lender has not requested repayment.

- Name of Person: CEO and former Chief Clinical and Regulatory Officer (CCO)
  Relationship to Company: Executive management — CEO and former CCO
  Nature / amount of interest in the transaction: $1,367,729 in deferred compensation
  Material Terms: Deferred compensation is recorded as a long-term liability as of December 31, 2024, since the Company does not expect to pay any of the deferred amounts in the following twelve months.

Valuation

Pre-Money Valuation: $67,851,654.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) 2,735,686 Common shares reserved for future issuance under a stock plan are NOT included.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $930,000 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  25.0%
  Supports continued innovation, including further product development, software enhancements, and AI integration for vision assistance.

- Working Capital
  27.5%
  Provides flexibility for operational expenses, hiring key personnel, and sustaining business operations during

commercialization.

- Sales & Marketing
  10.0%
  Corporate marketing activities

- G&A
  25.0%
  Usual general and administration expenses plus one-time expenses relating to raising new funds based on the planned investment campaign

- Clinical testing, Regulatory consulting
  5.0%
  Supports costs associated with FDA approvals, clinical trials, and compliance with global regulatory standards.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://innovega.io/ (https://innovega.io/news/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/innovega-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Innovega Inc.

[See attached]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Innovega, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Innovega, Inc. (collectively the "Company") as of December 31, 2024, the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net losses, cash flows used in operations and the lack of revenue generating activities, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ dbb*mckennon* dbbmckennon

We have served as the Company's auditor since 2025.
PCAOB #3501
San Diego, California
May 23, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Innovega, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Innovega, Inc. (collectively the "Company") as of December 31, 2024, the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net losses, cash flows used in operations and the lack of revenue generating activities, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company's auditor since 2025.
PCAOB #3501
San Diego, California
May 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Innovega, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Innovega, Inc. ("the Company") as of December 31, 2023, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had limited revenue and continued accumulated losses. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC – PCAOB ID #05525
We served as the Company's auditor from 2020 to 2025.

Spokane, Washington
November 20, 2024

Innovega, Inc.
Balance Sheets

		As of December 31 2024		As of December 31 2023
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	122,255	$	89,859
Other current assets		4,950		12,515
Total current assets		127,205		102,374
Property and equipment, net		183,478		266,389
Intangible assets, net		1,228,466		1,122,828
Right of use-operating		300,818		341,018
Other assets		15,935		120,801
Total assets	$	1,855,902	$	1,953,410
LIABILITIES AND STOCKHOLDERS' DEFICIT				
CURRENT LIABILITIES				
Accounts payable	$	747,352	$	676,092
Accrued expenses		136,052		107,397
Accrued interest, related parties		56,571		12,099
Accrued interest		404,568		87,846
Notes payable, current		1,462,500		625,000
Notes payable, related party notes payable, current		320,000		200,000
Convertible notes payable, net of discount of $88,943		211,057		
Right-of-use liability - operating		88,014		100,884
Derivative liability		90,000		-
Total current liabilities		3,516,114		1,809,318
LONG-TERM LIABILITIES				
Accrued deferred wages and compensation time		1,367,729		1,349,104
Notes payable, related party notes payable, net of current		-		537,500
Right-of-use liability - operating, net of current		120,148		260,000
Total liabilities		5,003,991		3,955,922
COMMITMENTS & CONTINGENCIES				
STOCKHOLDERS' DEFICIT				
Series Seed Preferred Stock, $0.0001 par value, 3,518,238 authorized and outstanding at December 31, 2024, and December 31, 2023		352		352
Series A-1 to A-3 Preferred Stock, $0.0001 par value, 7,734,301 authorized and 5,299,487 outstanding at December 31, 2024, and 7,734,301 authorized and 5,066,163 outstanding at December 31, 2023		530		507
Common Stock, $0.0001 par value, 50,000,000 authorized and 11,403,209 outstanding at December 31, 2024, 50,000,000 authorized and 10,555,304 outstanding at December 31, 2023		1,140		1,055
Additional paid-in capital		18,962,221		17,380,405
Accumulated deficit		(22,112,332)		(19,384,831)
Total stockholders' deficit		(3,148,089)		(2,002,512)
Total liabilities, and stockholders' deficit	$	1,855,902	$	1,953,410

* See accompanying notes to financial statements

Innovega, Inc.
Statements of Operations

	Year Ended December 31 2024	Year Ended December 31 2023
REVENUE		$ 50,000
Cost of goods sold	-	-
Gross profit	-	50,000
OPERATING EXPENSES		
Research and development	948,121	797,774
Sales and marketing	98,285	44,560
General and administrative expenses	928,728	1,054,172
Operating loss	(1,975,134)	(1,846,506)
Interest income	2	9,332
Other income	2,927	-
Interest expense	(755,296)	(347,756)
LOSS BEFORE INCOME TAXES	(2,727,501)	(2,184,930)
INCOME TAXES	-	-
NET LOSS	$ (2,727,501)	$ (2,184,930)
Weighted average vested common shares outstanding:		
Basic	11,572,222	10,501,636
Diluted	11,572,222	10,501,636
Net loss per common share		
Basic	$ (0.24)	$ (0.21)
Diluted	$ (0.24)	$ (0.21)

* See accompanying notes to financial statements

Innovega, Inc.
Statements of Stockholders' Deficit
For the Years Ended December 31, 2023 and December 31, 2024

	Preferred Shares		Common Shares		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2022	8,467,739	$ 847	10,447,968	$ 1,044	$16,794,480	$ (17,199,901)	$ (403,530)
Preferred, Series A	74,997	8	-	-	233,553	-	233,561
Preferred, Series A (issued in note conversion)	41,665	4			124,986	-	124,990
Stock compensation expense	-	-	-	-	226,296	-	226,296
Issuance of Warrant	-	-	-	-	28	-	28
Exercise of warrants	-	-	107,336	11	1,062	-	1,073
Net loss	-	-	-	-	-	(2,184,930)	(2,184,930)
Balance at December 31, 2023	8,584,401	$ 859	10,555,304	$ 1,055	$17,380,405	$ (19,384,831)	$ (2,002,512)
Proceeds from sale of preferred stock and warrants, net	233,324	23	-	-	699,977	-	700,000
Stock compensation expense	-	-	-	-	612,174	-	612,174
Common stock issued to landlord	-	-	50,000	5	48,495	-	48,500
Vesting of RSA's	-	-	497,917	50	(50)	-	-
Issuance of warrants for debt issuance costs	-	-	-	-	218,250	-	218,250
Exercise of warrants	-	-	299,988	30	2,970	-	3,000
Net loss	-	-	-	-	-	(2,727,501)	(2,727,501)
Balance at December 31, 2024	8,817,725	$ 882	11,403,209	$ 1,140	$18,962,221	$ (22,112,332)	$ (3,148,089)

* See accompanying notes to financial statements

Innovega, Inc.
Statements of Cash Flows

		Year Ended December 31, 2024		Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(2,727,501)	$	(2,184,930)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock Based Compensation		612,174		226,296
Depreciation and Amortization		156,732		146,299
Impairment of Intangible Assets		3,865		-
Amortization of Debt Discount and Additional Interest		382,307		-
Changes in operating assets and liabilities:				
Other current assets		7,565		39,205
Other assets		104,866		400,140
Right-of-use asset and liability		(64,022)		215
Accounts payable		71,264		307,798
Accrued expenses		28,650		(319,994)
Accrued interest		44,472		-
Accrued interest, related parties		316,722		-
Accrued and deferred wages		18,625		68,954
Net cash used in operating activities		(1,044,281)		(1,316,017)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of fixed assets		-		(24,584)
Purchase of intangible assets		(183,323)		(343,949)
Net cash used in investing activities		(183,323)		(368,533)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of notes payable		150,000		425,000
Proceeds from issuance of notes payable, related parties		120,000		-
Proceeds from issuance of convertible notes payable		287,000		-
Proceeds from sale of preferred stock and warrants, net		700,000		233,561
Proceeds from sale of common stock		-		1,101
Proceeds from exercise of warrants		3,000		-
Net cash provided by financing activities		1,260,000		659,662
Change in cash and cash equivalents		32,396		(1,024,888)
Cash and cash equivalents, beginning of year		89,859		1,114,747
Cash and cash equivalents, end of year	$	122,255	$	89,859
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	113,072
Cash paid for income taxes	$	-	$	-
Supplemental disclosure of non-cash investing and financing activities:				
Issuance of shares in lease modification	$	48,500	$	-
Warrants issued with notes	$	218,250	$	-
Derivative liability from conversion feature of convertible notes	$	90,000	$	-

* See accompanying notes to financial statements

Note 1 – Organization and Basis of Presentation

Organization – Innovega, Inc. (the Company) was incorporated in the state of Delaware. The Company designs and develops contact lenses and display eyewear for virtual reality and augmented reality applications for the leisure and professional markets.

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect all adjustments that, in the opinion of the Company's management, are necessary for a fair presentation of the financial position and results of operations for the years ended December 31, 2024 and 2023.

Prior Period Reclassification - Certain prior year amounts have been reclassified to conform to the current year.

Certain risks and uncertainties – The Company operates in a highly regulated environment. The Company's business also involves inherent risks, which include, among others, dependence on key personnel, reliance on single source vendors, availability of raw materials, and patentability of the Company's products under development and liquidity constraints. Any of the technologies covering the Company's existing products under development could become obsolete or diminished in value by discoveries and developments of other organizations. The Company has not yet commenced principal operations. There is a risk that the Company does not successfully secure sufficient funding or assets required to commence principal operations.

Going Concern - The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated minimal revenues to date and has accumulated losses to date. The Company does not currently have any revenue generating operations. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. From inception through December 31, 2024, the Company has financed its operations through debt and equity financings, as it has not generated any revenues from product sales to date. It has incurred losses since inception, has an accumulated deficit of $22,112,332 at December 31, 2024, and will require additional capital through the issuance of debt or equity securities to finance the continued development of the business.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through convertible notes, advances from existing shareholders, a regulation CF offering and an initial public offering until such a time as a business combination or other profitable investment may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such will be available in the future. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates relate to the valuation of stock-based compensation expense, and recoverability of intangible assets. Actual results could differ from those estimates.

Fair value of financial instruments – The Company's financial instruments consist of cash, cash equivalents, accounts payable and deferred offering costs. The fair value of the Company's financial instruments approximates their recorded values due to the short-term maturities of these financial instruments.

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

> Level 1 – Quoted prices in active markets for identical assets or liabilities. This includes all cash and cash equivalents, accounts payable, notes payable and other liabilities. The Company believes that the amounts on the Company's balance sheet reasonably reflect the fair market value of all assets and liabilities.
>
> Level 2 – Quoted prices for similar assets or liabilities in active markets or inputs that are observable.
>
> Level 3 – Inputs that are unobservable. This includes the valuation of the Company's restricted stock awards as discussed in Note 7, stock options issued to both employees and non-employees as discussed in Note 8, and common stock and warrants issued as discussed in Note 10. The Company also has 624,984 common warrants outstanding as of December 31, 2024. All were issued at $0.001 exercise price.

Cash and cash equivalents – Cash and cash equivalents include highly liquid investments with an original maturity of three months or less on the date of purchase.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, which are held with financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents since inception.

In March 2023, the Company moved the majority of its cash from Silicon Valley Bank (SVB) to Wells Fargo.

Property and equipment, net – Property and equipment are stated at cost, net of depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Laboratory equipment is depreciated over a five-year life, computer equipment is depreciated over a three to five-year life, and furniture and fixtures are depreciated over a seven-year life. Leasehold improvements are stated at cost, net of amortization and amortized using the straight-line method over the remaining lease term.

Intangible assets, net – Intangible are stated at cost, net of amortization. It is the Company's policy to capitalize patent filing and prosecution fees for patents in which they believe they will receive an economic benefit. Intangible assets consist primarily of patent filing and prosecution fees (Note 4). Intangible assets are amortized using the straight-line method over their useful lives of up to 20 years.

Impairment of long-lived assets – The Company reviews the carrying value of long-lived assets used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

For the year ended December 31, 2024, the Company wrote down the value of intangible assets related to a certain patent recognizing a loss of $3,865.

Research and development costs – All research and development costs are charged to expense as incurred. Research and development costs primarily consist of salaries and benefits of scientific and engineering staff, office expenses for research facilities, research supplies, materials, consultants, stock-based compensation and amortization of intangible assets.

The majority of historical costs are associated with contact lens development. When costs are incurred to develop deliverables to meet terms of customer contracts, expenses are captured in appropriate detail to ensure proper assignment to financial accounts. Financial records reflect a level of detail that indicates project profitability and how money is expended. For internal, non-customer projects, expenses are captured under expense accounts that provide transparency to key cost centers of the research and development department.

Revenue recognition – The Company has historically derived its revenue primarily from contracts.

The Company recognizes revenue when all of the following conditions have been satisfied:

- There is persuasive evidence of an arrangement
- The service has been or is being provided to the customer
- The collection of the related fees is reasonably assured
- The amount of the related fees to be paid by the customer is fixed and determinable

The Company had revenue for the years ended December 31, 2024 and 2023 of $0 and $50,000, respectively, resulting from an agreement relating to product and channel development of the low-vision and blind product level solution. This agreement was in force until February 2023 when it was terminated. The licensee requested product design assistance and agreed to reimburse Innovega for this effort. At the start of each quarter and based on forecast effort by Innovega, the licensee agreed to a fixed monthly fee. These fees were treated as Innovega revenue and costs associated with these efforts were captured as Innovega's cost of revenue. We entered into this agreement with a leader in the supply of devices for the visually impaired, including legally blind patients. Included in this agreement was the obligation to compensate us for consulting work performed by members of our team. The Company plans to continue monetizing our intellectual property by licensing and other fee-based arrangements.

Sales and advertising expense – The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2024 and 2023 was approximately $5,177 and $0, respectively.

Operating Leases- Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease term at the commencement date. Operating leases are included on the balance sheet. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such option. We account for substantially all lease and related non-lease components together as a single lease component. Operating lease expense is recognized on a straight-line basis over the lease term.

Lease payments - Management has elected to separate non-lease components. Accordingly, CAM and taxes will be charged to expense in the year incurred.

Income taxes – The Company records deferred tax assets and liabilities resulting from temporary and permanent differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements that will result in taxable deductions or income in future years. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of change. A valuation allowance is established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Stock-based compensation – Compensation costs related to equity instruments, including stock options and restricted stock awards, granted are generally valued at the grant-date fair value of the awards and recognized over the vesting period of the instrument. Additionally, the Company accounts for forfeitures as they occur. No related tax benefits of the stock-based compensation costs have been recognized since the Company's inception.

For the years ended December 31, 2024 and 2023, the Company recognized $612,174 and $226,296, respectively, in stock-based compensation expense associated with equity awards granted to employees, directors, or officers of the Company or to third-party consultants.

Equity instruments awarded to non-employees as the underlying awards vest, unless the instruments are fully vested, immediately exercisable, and non-forfeitable on the date of grant.

The Company generally grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The Board of Directors determines the value of the underlying stock by considering a number of factors, including third party valuation, historical and projected financial results, the risks the Company faced at the time, the preferences of the Company's preferred stockholders, and the lack of liquidity of the Company's common stock. During the year ended December 31, 2024, the Company sold unit offerings consisting of Series A-1 Preferred Stock and pre-funded Common Stock warrants at a value of $1.10 and $.97 per share respectively.

The fair value of restricted stock awards granted to employees and non-employees during the year ended December 31, 2024 was estimated on the date of grant using the $0.97 per share.

The fair value of options granted to employees and non-employees during the year ended December 31, 2023 was estimated on the date of grant using the Black-Scholes method with the following assumptions:

	2023
Expected term	7 years
Average risk-free interest rate	3.00%
Volatility	67%
Dividend yield	0%
Stock Price	$ 0.001 to 0.83
Exercise Price	$ 0.001 to 0.83

The Company estimates the term of the award for employees using the simplified method. For non-employees, the Company uses the contractual term, which is generally 10 years, as the expected term. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards. The Company issues shares upon option exercise.

In accounting for stock options with performance conditions, the Company assesses the probability that performance conditions will be achieved and, if probable, compensation cost is accrued and recognized ratably over the estimated service period to achieve the performance conditions. If the Company assesses that it is not probable the performance conditions will be achieved, no compensation cost is recognized.

Earnings per share attributable to common stockholders - Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the years ended December 31, 2024 and 2023. Diluted net income per share attributable to common shareholders is computed by dividing net income by the weighted-average number of common shares outstanding during the years ended December 31, 2024 and 2023 and potentially dilutive instruments, including stock options, restricted stock awards, preferred stock, convertible notes, except in cases where the effect of the common stock equivalent would be anti-dilutive.

All potentially dilutive shares are considered anti-dilutive for the years ended December 31, 2024 and 2023 due to the Company's net loss.

The potential dilutive effects of converting all outstanding instruments are outlined below.

	2024	2023
Preferred shares	8,817,725	8, 584,401
Stock options	1,904,217	3,670,914
Convertible notes	155,579	-
Unvested restricted stock awards	277,083	-

Convertible notes and convertible preferred stock

When the Company issues convertible debt or convertible preferred stock, it evaluates the balance sheet classification to determine whether the instrument should be classified either as debt or equity, and whether the conversion feature should be accounted for separately from the host instrument. A conversion feature of a convertible debt instrument or certain convertible preferred stock would be separated from the convertible instrument and classified as a derivative liability if the conversion feature, were it a standalone instrument, meets the definition of an "embedded derivative" in ASC 815, Derivatives and Hedging. Generally, characteristics that require derivative treatment include, among others, when the conversion feature is not indexed to the Company's equity, as defined in ASC 815-40, or when it must be settled either in cash or by issuing stock that is readily convertible to cash. When a conversion feature meets the definition of an embedded derivative, it would be separated from the host instrument

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's financial statement presentation or disclosures.

Note 3 – Property and equipment, Net

Property and equipment consist of the following at December 31, 2024 and 2023:

	2024	2023
Computer Equipment and Software	$ 87,934	$ 121,202
Laboratory Equipment	358,382	520,767
Office Equipment	15,406	15,406
Furniture and Fixtures	36,800	39,196
Leasehold Improvements	46,056	46,056
Less accumulated depreciation	(361,100)	(476,238)
	$ 183,478	$ 266,389

Depreciation expense related to property and equipment was $82,912 and $74,910 for the years ended December 31, 2024 and 2023, respectively.

Note 4 – Intangible Assets, Net

Intangible assets consist of the following at December 31, 2024 and 2023:

	2023	Additions	Disposals	2024
Capitalized patent filing fees	$ 1,458,759	188,163	(15,461)	1,631,461
Less accumulated amortization	(335,931)	(78,660)	11,596	(402,995)
	$ 1,122,828	$ 109,503	$ (3,865)	$ 1,228,466

The Company has determined the patent filing fees to have an original useful life of 20 years based upon the estimated period the Company will obtain future economic benefit from the related patents. The patent filing fees are amortized over the estimated life of the patent using the straight-line method. Amortization expense of $78,660 for the year ended December 31, 2024 and $62,297 for the year ended December 31 2023.

Estimated amortization expense related to intangible assets for the years ending December 31 are as follows:

2025	$ 83,254
2026	83,254
2027	83,254
2028	83,254
2029	83,254
Thereafter	812,196
	$ 1,228,466

Note 5 – Notes Payable

Between 2022 and 2024, the Company entered into a series of promissory note agreements (the "Notes") with various third-party investors. The Notes were issued with an aggregate principal amount totaling $1,462,500 and have stated maturity dates ranging from September 30, 2024 through December 31 2025. The Notes bear stated interest rates ranging from 12% to 18% per annum and include provisions for default interest at a rate of 24% per annum. As of the date of the financial statements issuance all nine notes have amended maturity dates of December 31, 2025.

In connection with the issuance of the Notes, the Company issued detachable warrants to purchase shares of its common stock. The warrants were issued with exercise prices of $0.001 per share and with expiration terms of 5 years from the respective issuance dates. 225,000 warrants were issued in connection with various notes. The Company recognized a value of $218,250 in 2024 which was based on an estimated fair market value of the Company's common stock due to the immaterial exercise price.

The issuance of the Notes and warrants was evaluated under ASC 470-20 and ASC 815. The Company allocated the proceeds from each issuance to the warrants first as due to the insignificant exercise price it was deemed in tandem to a share of common stock at the time of issuance creating a discount of $218,250. Additionally, some of the Notes include a premium repayment between 50% and 100% which created an additional discount of $262,500 This discount is being accreted over the respective terms of the Notes using the straight line method.

As of December 31, 2024, the unamortized balance of the debt discount was $0, and the net carrying value of the Notes was $1,462,500. Interest expense related to the amortization of the discount for the year ended December 31, 2024 was $368,250.

As of December 31, 2024, the Company had six notes from the CEO totaling $275,000: one issued in 2020 for $100,000, two in 2021 for $100,000, and three in 2024 for $75,000. All notes carry a 12% annual interest rate, accruing $38,696 in interest. As of the issuance date of the financial statements all of the notes were in default. The maturity dates for these notes were August 31, 2021 (two notes), September 30, 2022, May 31, 2024, January 31, 2025, and March 31, 2025.

As of December 31, 2024, the Company had three notes from a member of the Company's board, totaling $45,000 issued in 2024. The annual interest rate on all notes is 12%. The accrued interest on these notes is $2,875. As of the issuance date of the financial statements, all of the notes were in default. The maturity dates were February 28, 2024, May 31, 2024 and March 31, 2025.

Note 6 – Convertible Notes

During 2024, the Company issued convertible notes for cash proceeds of $300,000. The convertible notes have a stated interest rate of 12% per annum. Principal and accrued interest are due 12 months from the date of each Note unless converted as discussed below, repaid, or extended. The Notes are convertible under a (i) qualified equity financing.

At maturity, the notes and accrued interest are payable in full upon a qualified equity financing event the principal and accrued interest are automatically convertible to the Company's common stock. The number of shares will be equal to the quotient obtained by dividing (i) the outstanding principal and accrued interest by (ii) 20% or 30% of the price paid compared to the price paid by investors in the Qualified Equity Financing. The 20% or 30% conversion discount is determinant upon if the note holder is a qualified early investor.

The Convertible Notes are automatically convertible in the event Innovega consummates prior to the Maturity Date, an equity financing pursuant to which it issues and sells shares of a series of its preferred or common stock of the Company (the "New Stock") with an aggregate sale price of not less than $1,000,000 ("Qualified Equity Financing"). Qualified Early Investor "Qualified Early Investor "shall mean a Subscriber, who either (i) was a shareholder of the Company as of September 30, 2024 and has a note in the original principal amount of at least $20,000 or (ii) has an original principal amount of at least $30,000.

The Company identified an embedded note feature within its convertible note that qualifies as a derivative under ASC 815, Derivatives and Hedging. The derivative liability was initially recognized at fair value upon issuance on December 31, 2024, and is remeasured at each reporting date, with changes in fair value recorded in the statement of operations. The fair value is determined using the Differential Valuation Approach, comparing the note's value with and without the redemption feature. A probability of 100% was applied to the successful consummation of a Qualified Financing or Event at issuance and as of December 31, 2024. The derivative liability's fair value was $90,000, both at issuance, and at the end of the reporting period, with no changes in fair value recorded as of December 31, 2024.

The Company classified the convertible note as a current liability with a principal amount of $300,000. The note debt discount of $13,000 related to issuance costs, and an additional debt discount of $90,000 attributed to the derivative liability. As of December 31, 2024, the net carrying amount was $211,057. The Company recognized noncash interest expense of $14,057 on the income statement as of that date. The remaining unamortized debt discount as of December 31, 2024 was $88,943.

Note 7 – **Stockholders' Deficit**

Preferred Stock

The following is a summary of terms for the preferred stock:

	Shares Authorized	Issued and Outstanding Shares
Series A-1 Preferred Stock	5,000,000	2,565,186
Series A-2 Preferred Stock	1,610,514	1,610,514
Series A-3 Preferred Stock	1,123,787	1,123,787
Series Seed Preferred Stock	3,518,238	3,518,238
Undesignated (authorized Preferred--none issued)	5,000,000	0
TOTAL PREFERRED STOCK	16,252,539	8,817,725

Conversion – Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in the Section 4 of the Company's Charter, the conversion rate for such series shall be appropriately increased or decreased.

"Conversion Price" means $1.6154 per share for the Series Seed Preferred Stock, $2.9157 per share for the Series A-1 Preferred Stock, $1.6401 per share for the Series A-2 Preferred Stock and $2.0297 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

"Conversion Rate" means 1.0265 per share for the Series Seed Preferred Stock, 1.0289 per share for the Series A-1 Preferred Stock, 1.0172 per share for the Series A-2 Preferred Stock and 1.0223 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time).

Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement

filed under the Securities Act of 1933, as amended, covering the offering and sale of the Corporation's Common Stock provided that the aggregate gross proceeds to the Corporation are not less than $5,000,000, (ii) the written request for such conversion from the holders of the majority of Preferred Stock then outstanding voting as a single class and an as converted basis, or, (iii) upon the prior cumulative conversion of a majority of the Preferred Stock.

Liquidation preference – In the event of a liquidation, dissolution or winding-up of the Company, holders of any series of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock, an amount per share for each share of preferred stock held by them equal to the Liquidation Preference specified for such share of that series of preferred stock, plus all declared but unpaid dividends (if any) on such share.

Liquidation Preference means $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time.

The value of the liquidation preferences for Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock are $5,988,903, $7,917,960, $2,733,017 and $2,383,858, respectively, for a total liquidation value of $19,023,738.

Thereafter, any remaining funds of the Company shall be distributed with equal priority and pro rata among the holders of common stock in proportion to the total common stock outstanding. In the event that any liquidation, dissolution or winding-up of the Company would result in proceeds per share in excess of the liquidation preference payable to any series of preferred stock, then the shares of such series of preferred stock shall forgo such liquidation preference and instead participate with common stock on a pro-rata, as-converted basis as if all such shares of preferred stock had been converted to common stock immediately prior to the liquidation event.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of each series of preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

For the year ended December 31, 2023, the Company issued an additional 74,997 shares of Series A-1 Preferred Stock for $233,561 (net of issuance costs). Additionally, the Company issued an additional 41,665 shares of Series A-1 Preferred Stock and 83,330 of common stock purchase warrants in exchange for the forgiveness of $125,000 of shareholder notes from two noteholders.

For the year ended December 31, 2024, the Company issued 233,324 shares of Series A-1 Preferred Stock for $700,000 (net of issuance costs). Additionally, the Company issued 183,326 warrants in conjunction with the Series A-1 Preferred Stock. These warrants have an exercise price of $0.001, a life of five years, and vest immediately upon exercise.

Dividends – Holders of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available and in preference to any other payment of any dividend or distribution, non-cumulative cash dividends at the Dividend Rate for each share of preferred stock (adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). In the event the Board of Directors declares a dividend payable upon the then outstanding shares of common stock, convertible preferred stockholders shall be entitled to receive the amount of dividends per share which would be payable on the number of whole shares of common stock into which each share of convertible preferred stock could be converted. No dividends have been declared or paid to date.

"*Dividend Rate*" shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock.

Voting – Holders of preferred stock and the holders of common stock shall vote together and not as separate classes. Holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. Each holder of shares of common stock are entitled to one vote for each share thereof held.

Redemption – Except in the case of a liquidation event, preferred stock is not redeemable.

Additional rights –Pursuant to the Amended and Restated Stockholders' Agreement, at each annual meeting of the stockholders of the Company or any meeting of the stockholders of the Company at which members of the Board of Directors are to be elected by the stockholders, the stockholders who are parties to this Agreement will agree to vote their shares to elect:

two (2) Officer Designees as Common Directors;

one (1) Common Designee as a Common Director; and

one (1) Series Seed Designee as the Series Seed Director.

(a) The "Officer Designees" shall be Stephen Willey and Jerome Legerton for so long as Stephen Willey and Jerome Legerton remain officers, employees or consultants of the Company, except that if Stephen Willey or Jerome Legerton declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The "Common Designee" shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who will initially be Shane Kim.

(c) The "Series Seed Designee" shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other

members of the Board, whose consent shall not be unreasonably withheld, and who will initially be Jeff Bradley.

Other than in connection with a best efforts or firm commitment underwritten public offering or an offering pursuant to Regulation A under the Securities Act of 1933, as amended the Company pursuant to the Stockholders' Agreement the Company granted to (1) each Major Seed Investor (each Investor that holds at least 60,302 shares of Series Seed Preferred Stock) and (2) each Investor that holds shares of Series A Preferred Stock representing an aggregate of at least $100,000 (each, a "Major Series A Investor") (the Major Seed Investors together with the Major Series A Investors, the "Major Preferred Investors"), that qualifies as an "accredited investor" under Regulation D of the Securities Act, the right of first offer to purchase its pro rata share of new securities, which the Company may propose to sell and issue.

Common Stock

In November 2024, the Company entered into a lease modification agreement with the landlord of its San Diego, CA facility. As part of that agreement, the Company issued 50,000 common shares valued at $0.97 per share totaling $48,500 in consideration for modifying the lease agreement. The consideration was included in the operating lease as detailed in Note 10.

Warrants

Warrants consist of the following at December 31, 2024 and 2023:

Vested and Nonvested Warrants	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2023	408,324	0.001	3.9
Granted	516,648	0.001	
Exercised	(299,988)	0.001	
Expired or forfeited	-	-	
Outstanding December 31, 2024	624,984	0.001	4.1

The fair value of warrants for 2024 was based on an estimated fair market value of the Company's common stock of $0.97 due to the immaterial exercise price. The fair value for year ended December 31, 2023 was estimated on the date of grant using the Black-Scholes method with the following assumptions:

		2023
Weighted-Average Life		5.0
Exercise Price	$	0.001
Volatility		67%
Risk-Free Rate		3%
FMV of Stock at Grant Date	$	0.001
Intrinsic Value	$	130

All warrants have a life of 5 years with expiration dates in 2028 and 2029. All warrants have an exercise price of $0.001 per share. As the Company does not have a public trading history for its common shares, the expected volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the share-based awards.

Note 8 – Stock Based Compensation

Stock options – In 2008, the Company adopted the 2008 Equity Incentive Plan (the Equity Incentive Plan) that provides for the issuance of up to 1,000,000 incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. As of January 1, 2016, the Company had authorized the issuance of up to 1,950,000 incentive and nonqualified common stock options. On June 11, 2017, the Company authorized an additional 1,952,732 shares of common stock for issuance under the Plan. As of December 31, 2024, there were 1,998,515 shares available for grant under the Plan. The Equity Incentive Plan provides for the grant of incentive stock option and non-statutory stock options awards to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company's common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The contractual term of options granted under the Equity Incentive Plan is ten years. The options generally vest over the requisite service period of four years. The following table summarizes the Company's stock option activity:

Stock options consist of the following at December 31, 2024 and 2023:

Vested and Nonvested Stock Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2023	3,670,914	0.47	3.9
Granted	-	-	-
Exercised	-	-	
Expired or forfeited	(1,766,697)	0.68	
Outstanding December 31, 2024	1,904,217	0.60	4.1
Vested as of December 31, 2024	1,688,800	0.55	2.1
Shares expected to vest	215,417	0.81	2.3

Remaining stock option compensation expense for existing unvested options is estimated to be;

Years Ended	
2025	$94,734
2026	$ 1,794

Restricted stock awards - In January and August 2024, under the 2008 Equity Incentive Plan the Company issued restricted stock awards to certain employees and advisors totaling 775,000 awards valued at $0.97 per share. 50% of the restricted stock awards vest immediately and the remaining 50% vest annually over the following two years on the anniversary date.

Restricted stock awards consist of the following at December 31, 2024 and 2023:

Vested and Nonvested RSA's	Number
Outstanding December 31, 2023	-
Granted	775,000
Exercised	-
Expired or forfeited	-
Outstanding December 31, 2024	775,000
Vested at end of year	497,917
Shares expected to vest	277,083

Remaining restricted stock awards compensation expense for existing unvested awards is estimated to be;

Years Ended	
2025	$211,177
2026	$ 50,925

Stock Based Compensation- For the year ended December 31 2024 the Company recorded $612,174 in stock based compensation in conjunction with stock options and restricted stock awards. Stock based compensation expense was recorded in the amount of $338,099 to general and administrative, $225,576 to research and development and $48,500 to sales and marketing.

Note 9 – Income Taxes

Significant components of the Company's deferred tax assets at December 31 are shown below. A valuation allowance of $4,418,098 has been recorded at December 31, 2024, to offset the deferred tax assets as realization of such assets does not meet the "more likely than not" threshold. The change in the valuation allowance was $(448,914) and $(415,328) for the years ended December 31, 2024 and 2023, respectively.

		2024		2023
Deferred tax assets				
Accrual to cash	$	557,717	$	450,419
Net operating loss carryforwards		3,361,873		3,184,539
Intangibles				31,501
Section 174 costs		458,019		349,757
ROU Liability		55,212		75,786
Accrued Interest		96,839		77,777
Other		211,487		145,291
Total deferred tax assets	$	4,741,147	$	4,315,070
Deferred tax liabilities				
Intangibles	$	(257,978)	$	(267,295)
ROU Asset		(63,172)		(71,614)
Other		(1,899)		(6,977)
Total deferred tax liabilities	$	(323,049)	$	(345,886)
Net deferred tax assets before valuation allowance	$	4,418,098	$	3,969,184
Less valuation allowance		(4,418,098)		(3,969,184)
Net deferred tax assets	$	-	$	-

At December 31, 2024, the Company has federal net operating loss carryforwards of $16,008,917 which will be available indefinitely. Utilization of the net operating loss may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by IRC Section 382.

The Company applies authoritative guidance relating to the accounting for uncertainty in income taxes. The guidance outlines the recognition threshold and measurement attributes for financial statement disclosure of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained.

There are no unrecognized tax benefits included in the Company's balance sheet at December 31, 2024 and 2023. The Company has not recorded any interest or penalties due to uncertain tax positions.

The Company's effective tax rate differs from the amount computed by applying the statutory federal income tax rate of 21% to pre-tax losses due to the effects of nondeductible items and the valuation allowance. The Company files an income tax return in the U.S. Federal, Florida and California jurisdictions. Generally the Company's statute of limitations remains open for tax years since 2011 due to the net operating loss carry forwards.

Note 10 – Right of Use - Operating

Operating leases – The Company leases office space in San Diego, California and Bellevue, Washington. Rental expense for the years ended December 31, 2024 and 2023, totaled $143,938 and $127,287, respectively. This expense is recorded as part of the Company's research and development costs.

The Company rents office space in Bellevue, Washington for its administrative office that is currently on a month-to-month basis.

In October 2021, the Company entered into a new 62 (sixty-two) month lease in San Diego, California ("the San Diego office") starting January 2022 for 5,243 rentable square feet. This lease is classified as an operating lease. Base rent is $1.55/sf with 3% annual increases. Operating expenses are estimated to be $0.42/sf of which the Company's share is 7.04%. Additionally, the landlord has provided Innovega a $15/sf tenant improvement allowance. All tenant improvements are repaid and amortized over the life of the lease.

In November 2024, the Company entered into a lease modification with the landlord of the San Diego office. In exchange for applying the remaining security deposit of $119,866 to unpaid rent and acceleration of tenant improvement payments leaving an estimated balance due of $59,657, the Company has agreed to make certain minimum payments of $8,827 through February 2025 and then beginning in March 2025 to pay the full monthly rent obligation. The Company has agreed to pay $20,000 additional security deposit by March 31, 2025. This payment has not yet been made. Additionally, the Company has also agreed to issue 50,000 shares of Innovega common shares valued at $0.97 per share to the landlord and to pay the landlord 10% of any funding event in excess of $200,000 toward the account balance with the full remaining balance due on March 31, 2025.

The Company has classified the San Diego office as an operating lease. The Company has used an 11% discount rate to determine the present value of its lease obligations and the imputed interest portion of its lease liability. For the year ended December 31, 2024, the right to use asset and lease liability was revalued at $300,818 and $208,162, respectively,

As of December 31, 2024, future minimum rental payments required under operating leases and services agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

2025	$	106,562
2026		109,759
2027		18,842
Total lease payments		235,163
Imputed interest		(27,001)
Lease liability	$	208,162
Short-term lease liability	$	88,014
Long-term lease liability		120,148
Total lease liability	$	208,162

Note 11 – Related Party Transactions

The Company had $1,367,729 and $1,349,104 in deferred compensation as of December 31, 2024 and December 31, 2023, respectively. These amounts are due to the Company's CEO and Chief Clinical and Regulatory Officer "CCO". The CCO is no longer with the Company therefore these liabilities have been classified as long-term liabilities as the Company does not expect to pay out any deferred compensation in the following twelve months.

Note 12 – Defined Contribution Plan

The Company has established a 401(k) plan, a defined contribution plan for its employees, with eligibility commencing on an employee's date of hire. Contributions to the 401(k) plan are based on a percentage of the employee's gross compensation, limited by Internal Revenue Service guidelines for such plans. The Company made matching contributions to the plan for the years ending December 31, 2024 and 2023, of $12,281 and $18,041, respectively.

The Company will match employee 401k contributions to a maximum of 4% of each gross payroll amount. Innovega will cover the expense of an online service and of an asset manager who will offer employees a variety of investment portfolios.

Note 13 – Subsequent Events

The Company evaluated subsequent events through May 29, 2025, the date on which these financial statements were available to be issued.

Eighteen convertible notes with acceptance dates ranging from January 2025 to May 20, 2025, totaling $550,000 were issued at an annual interest rate of 12%. Unless automatically converted earlier during an equity financing of not less than $1,000,000, each note is due and payable upon the maturity date of December 31, 2025. Each note has a conversion discount of 20% to 30%.

The Company has executed amendments from noteholders of all nine notes detailed in Note 5-Notes Payable, extending the maturity date to December 31, 2025. Commencing April 1, 2025, these notes will bear an annual interest rate of 12%, with partial repayment scheduled to be funded by the proceeds from the Company's Regulation CF fundraising efforts in 2025.

In February 2025, 950,000 RSAs were granted to key members of the Company's management team. The vesting of these RSAs depends on achieving specific milestones such as new financing, IPO, successful M&A as well as the passage of time.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This is a preview for demo purposes only.

1 DAY LEFT

Invest in Innovega

Advanced Smart Glasses & Lenses for the Vision Impaired & Legally Blind

At Innovega, we're bringing something new to the world: patented smart glasses and contact lenses designed to restore functional sight for the 295 million people struggling with moderate to severe visual impairments, including those who are legally blind. ...
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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


innovega
SEE THE WORLD
THROUGH OUR LENSES

$1,611,892.49 Raised

Get Equity
$3.00 Per Share

PREVIOUSLY CROWDFUNDED
$6,645,600

RAISED
$1,611,892.49

INVESTORS
522

MIN INVEST
$498

VALUATION
$67.85M

Most Momentum
Top 15 in amount raised last 72 hours

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

- CLINICALLY PROVEN* to restore functional vision to visually impaired and even legally blind patients.
- Large and growing global market of 295 million people with visual impairments, projected to reach 500 million by 2050.
- $20 MILLION RAISED TO DATE, backed by industry leaders like Tencent, Vuzix, Vispero, and over $6 million from 2,800 crowdfund investors.

*These results are based on early-stage clinical testing. Innovega's lenses are investigational and not yet approved by the FDA.

TEAM



Steve Willey • CEO, President, Director
Stephen Willey is a co-founder of Innovega Inc. and accepted the role of Director in 2008 and CEO in 2011. Since 2011, his duties have included the company's financing, administration, marketing, and business development. After earning graduate degree...
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Arthur Zhang • Chief Technology Officer
Arthur led Systems Architecture in Apple's Vision Product Group and successfully shipped their ground-breaking Apple Vision Pro. Experience in growing and leading teams within organizations ranging from startups to global corporations. Adept at ...
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Jay Marsh • Senior VP Engineering (Fractional)
With over 25 years of experience in engineering and product design, Jay has a passion for developing innovative and cutting-edge solutions for near to eye display systems. Jay leads a team advancing complex display systems for immersive and augmented ...
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THE PITCH

A New Way to See the World

For over a quarter billion people worldwide, vision impairment makes daily life harder, robbing them of independence, connection, and opportunity. Many rely on outdated aids like magnifiers, bulky goggles, a white cane, or even guide dogs.

We aim to change the game.

Innovega is redefining what's possible with two breakthrough solutions: a smart glasses-only product, and a combination system that pairs ultra-light, stylish glasses with patented nano-optic contact lenses. Both are designed to serve as natural interfaces for the coming wave of AI-enhanced living, delivering a platform uniquely suited for visual accessibility and real-world, cross-market applications.

We're not just building eyewear, we're developing tools for greater freedom. In clinical testing, we've demonstrated to those with macular degeneration, diabetic retinopathy, Stargardt disease, glaucoma, ocular albinism, and more, a new ability to read words, to see loved ones' faces, many for the first time.*

The combination of 75 filed patents, $20 million in investment (with over $6 million from 2,800 crowdfunding shareholders), nearly $6 million in contract revenue, and strategic agreements with partners is fueling our rapid transition from clinical validation to global commercialization. As we work toward scaling production of our glasses and lenses, we are working to bring meaningful vision enhancements to underserved patient communities.

Equally exciting and important is that while we will launch these glasses first to this massive patient community, we plan to offer these same display-camera glasses to partners who will collaborate and be able to deliver entirely new opportunities to defense, sports, entertainment, enterprise, and other large markets.**

This isn't science fiction, our technology is already in clinical testing and early evaluations.

*Results may vary by individual and use case. Not yet approved by the FDA.
**These forward-looking statements are based on current plans and assumptions and are subject to risks and uncertainties.

Low Vision User Testimonials



Isaac

Juvenile retinoschisis

"I've always dreamt of the day I could see clearly, even if just enough to recognize faces. This past weekend, that dream became a reality with the help of Innovega's technology."


innovega

Kym

Ocular Albinism

"I didn't think that there was going to be anything that could help me see, and the fact that I was able to read the small print...that alone is mind-blowing to me. It's giving me chills."



Paul

Macular Degeneration

"Six months ago I quit driving. With these glasses, I could drive! I don't know how they did it? I could see like I haven't see in a long time."

Testimonials reflect individual experiences during demonstrations or testing while using Innovega's investigational system. Results may vary. These statements describe functional vision performance while using the glasses and do not imply permanent vision restoration or approval for regulated activities such as driving. Innovega's contact lenses are investigational and not FDA approved.

THE PROBLEM & OUR GAME-CHANGING SOLUTION

Millions with low vision face daily barriers: struggling to read a medicine label, spot a loved one's face across the room, or walk confidently without fear. Today's options including handheld magnifiers, bulky VR-style headsets, heavy goggles, or white canes feel outdated, uncomfortable, socially isolating, and limit real-life use.

Innovega Changes Everything

Our lightweight, stylish smart glasses deliver real-world vision restoration. With high-res cameras, customizable displays, real-time control, and personalized zoom/AI enhancements, we project sharp imagery directly into your field of view. You can wear them all day like regular eyewear. This means faster, more natural vision enhancement at a fraction of the bulk and discomfort of legacy solutions. 700+ individuals on early product reservation list. Targeted launch in 2026.

Functional vision restoration refers to performance achieved while using Innovega's smart glasses, and where applicable, in combination with its investigational nano-optic contact lenses. Results may vary by individual and condition. Innovega's nano-optic contact lenses are investigational and not FDA approved.

GEN I Smart Glasses (targeted launch 2026)

Our glasses-only design with high-resolution cameras and customizable displays.

GEN II (targeted launch 2027/2028)

Smart glasses paired with our patent protected nano-optic contact lenses, delivering full-field, functional vision.

Innovega's contact lenses are investigational and not FDA approved.


Innovega Smart Glasses
HOW THEY WORK
1. Lightweight Smart Glasses
You wear them like everyday glasses, designed for all-day comfort, with prescription lenses that easily clip in as needed.
2. Built-In Camera
A small camera captures what's in front of you, including streets, signs, faces, screens, and your surroundings.
3. Private HD Display
A private HD display projects a clear digital image in front of your eyes, enhancing key details without isolating you from your surroundings.
4. Adjust What You See
Using touch controls on the glasses or through an app on your phone, you can adjust zoom, brightness, contrast, and clarity in real time to match your vision needs.
5. Connected to the Cloud
The glasses pair with a smartphone app and connect to cloud-based processing to support advanced features and personalized settings.

> "We are restoring independence and clarity to a massive vision impairment crisis, positioning Innovega at the forefront of a $572B+ medical devices market."
>
> Steve Willey, Innovega CEO


The way I see the world
VISION FOR PARENTHOOD
Megan and Reid share how Innovega's Smart Glasses give them clarity (and confidence) as parents.
There is hope for that person in your life
02:22

These testimonials reflect individual experiences with a product still in development. Results may vary.

Stargardt disease is the most common form of inherited juvenile macular degeneration, affecting an estimated 1 in 8,000 people. For Megan and so many others, Innovega offers new hope where real options have never existed.

MARKET

Over 1.1 billion people worldwide live with some form of vision loss today, including 295 million with moderate to severe impairment (the core target for our discreet, wearable solutions). We're entering this pivotal moment with patented, clinically validated technology, ready to define a new category of discreet, all-day wearable vision restoration for millions who have never had real options.


SMART GLASSES FOR THE VISUALLY IMPAIRED.
I WANNA TRY THIS
01:05

Kevin O'Leary is a paid spokesperson for StartEngine and is compensated by StartEngine, not Innovega. He is not endorsing Innovega as an investment and is expressing his personal views while interviewing companies raising capital on the StartEngine platform. Statements regarding vision performance or patient testing reflect early-stage testing and individual experiences. Results may vary.

Aging Population Driving Massive Surge in Target Market

Driven by global aging (people over 65 nearly doubling by 2050) and lifestyle factors (rising diabetes, obesity, myopia in younger populations), moderate to severe vision impairment is expected to reach 474 million by 2050.


The number of people with vision loss is growing
Projections show that vision loss will increase by 55%, or 600 million people over the next 30 years.
2020
1,106 million
609 million
497 million
2050
1,758 million
978 million
780 million
43 million 2020
61 million 2050
Blindness
295 million 2020
474 million 2050
Moderate to severe
258 million 2020
360 million 2050
Mild
510 million 2020
866 million 2050
Near

Source. *Projections shown are based on third-party forecasts and are subject to change. They are not guarantees of future outcomes.*

Massive Untapped Spending Opportunity

In the US alone, 20 million affected individuals spend an average $16,838 annually on limited aids, creating significant opportunity for scalable, next-gen solutions like Innovega's platform.


MICRO DISPLAY
ZOOM
BRIGHTNESS
CAMERA
ADJUST CONTRAST
ADJUST FOCUS

Innovega's smart glasses are in development and not yet available to consumers.


"The future is smart glasses."
Mark Zuckerberg
Meta CEO
"Augmented reality is the next big thing, and it will pervade all of our lives."
Tim Cook
Apple CEO

Quoted statements reflect general views on augmented reality and smart glasses and do not refer to or endorse Innovega or its eyewear, which is designed for vision assistance.

BUSINESS MODEL

Multiple Revenue Streams

Our platform starts with vision restoration for the visually impaired but expands into high-growth AR applications through licensing and partnerships (defense, public safety, sports, gaming, enterprise).

- **Hardware Sales Innovega** plans to generate revenue from direct and indirect sales of our smart glasses, with potential financing options to make them accessible, targeting both individual consumers and resellers for scalable hardware distribution.
- **Institutional Sales / Insurance Reimbursement** Innovega plans to sell our smart glasses and lenses through institutional channels (e.g., VA hospitals) and secure potential reimbursements from insurers like VSP, leveraging medical coding for low-vision aids to drive high-volume adoption in healthcare.
- **Recurring Subscription Sales (Vision-as-a-Service)** We intend to offer Vision-as-a-Service subscriptions for recurring revenue, including monthly AI upgrades, cloud-connected features, and replacement nano-optic contact lenses, providing ongoing value and predictable income from users.
- **Application Expansion Via Partner Licensing** We aim to license our patented IP and glasses tech to partners in defense, public safety, sports, gaming, and enterprise, opening new markets with royalties and collaborations that expand beyond vision impairment into broader AR applications.

Our Roadmap to Commercialization

We've already secured strategic partners, completed breakthrough technology development, and validated our impact through independent clinical studies. Now, we're testing low vision patients in our lab, and transitioning into full-scale commercial production. This is your opportunity to join us at a key phase in our growth.


00:55

Statements regarding vision improvement reflect individual experiences during testing and are not guaranteed. Results may vary. References to future availability or timelines are targets and subject to change.

WHY INVEST

A Platform that Bridges Vision, Technology, and Human Potential

Innovega's first objective: Restore independence, dignity, and quality of life for millions living with vision loss, without surgery, implants, or bulky headsets.

By investing in Innovega, you're backing more than a product. You're supporting an innovative wearable platform that serves a growing community that already stands at 295 million patients.

Designed not only to restore functional vision for those who have lost it, but to empower all humans with intelligent, real-time insights and interaction. We believe Innovega's powerful yet comfortable glasses are uniquely positioned to disrupt a $50B+ global market, but are also designed for an AI-powered future that needs scalable eyewear solutions to enhance accessibility, healthcare, and many other smart-tech ecosystems.

Clinically validated and patent-protected, Innovega stands at the intersection of vision care, accessibility, and intelligent technology... just as global interest in AI-integrated wearables continues to grow.

And the timing? We believe it couldn't be better:

- Clinical validation in place; Patient testimonials available
- Negotiations with contract manufacturers are already underway
- Prevalence of vision diseases is growing fast; Public demand for wearable vision tech is surging

This is your ground floor opportunity to invest in the future of sight by supporting the launch of a future-ready vision-enhancement system.

With your support, we aim to deliver meaningful improvements to a global market, helping restore vision, renew independence, and contribute to the next generation of optical innovation.
Share in our growth. Invest in Innovega.

Frequently Asked Questions

Who can benefit from Innovega's smart glasses?

Our technology is designed to restore functional vision and independence for the 295 million people worldwide with moderate to severe visual impairments, including those who are legally blind, often due to conditions like age-related macular degeneration (AMD), diabetic retinopathy, glaucoma, Stargardt disease, and ocular albinism. Beyond medical use, the platform has applications for defense (enhanced situational awareness), public safety, sports, gaming, and enterprise, making it a versatile solution for both accessibility and broader AR needs.

When are you doing in-person demonstrations?

We are actively conducting in-person demonstrations at our San Diego lab, in partnership with optometry professionals. These sessions showcase the Gen I prototypes' ability to restore functional vision in real time, with participant feedback highlighting improved clarity, face recognition, and navigation. As we approach launch, we plan to expand demos for low vision applicants, and early adopters.

Demonstrations describe prototype testing and evaluation and do not imply guaranteed or permanent results.

What is your plan for going into commercial production?
Currently we are finalizing full-function prototypes for the Gen I Founders Series Smart Glasses, building an early reservation list (700+ already), and preparing for scaled manufacturing. Gen I is targeted for launch in 2026, with Gen II (glasses + nano-optic contacts) following in 2027/2028 after Phase III FDA trials.

Reservation figures reflect expressions of interest and do not represent completed sales or binding purchase commitments.

Who are your current business partners and contracts?

Most of our strategic relationships and development contracts are under confidentiality agreements. That said, we have secured partnerships with industry leaders like Tencent (early lead investor), Vuzix (AR/smart glasses collaborator), Vispero (accessibility partner), and U.S. government agencies (including DARPA/DoD for $6M+ in non-dilutive contracts). We have also executed joint development agreements with trade partners. As soon as we are able to make public announcements, we will share this with insider investors first.

What kind of exit strategy do you have planned?

Our primary focus is on growing the company and achieving commercialization of Gen I and Gen II products. Potential future exit strategies could include a public offering (IPO), merger, or acquisition by a larger player in vision care, wearables, or AR. We will share any information that can be made public with insider investors first. While we are under certain confidentiality agreements and SEC regulations that prohibit disclosing certain details herein, please refer to our SEC filings on EDGAR for more information.

How do these compare to other smart glasses on the market?

Innovega's Gen I Smart Glasses are purpose-built for people with moderate to severe low vision, delivering clinically validated functional vision restoration, with a transparent see-through display, 45° field of view, HD μOLED quality, and ultra-lightweight design (<90g) for true all-day, stigma-free wear. Our nano-optic technology enables natural, full-field viewing without blocking the real world, ideal for reading, face recognition, navigation, and independence.

In comparison:

- **Low-vision specific competitors** (e.g., eSight Go, Eyedaptic Eye 5) are often bulky, awkward-looking, with blocked displays that limit mobility and feel isolating, restricting them to short-term use rather than everyday empowerment.

- **Mainstream smart glasses** (e.g., Meta Ray-Ban series, including Display models) are stylish and lightweight, but they lack the specialized optics, field of view, and magnification needed to enhance vision capabilities. They're great for general consumers but not designed or validated for restoring sight in legally blind users. Our system bridges medical restoration with future AR potential.

See our investor deck for a detailed performance comparison chart, including features like weight, wearability, display type, and field of view.

Why does Innovega welcome retail investors?

Innovega welcomes retail investors because we believe in democratizing access to transformative technology that addresses a massive unmet need for the visually impaired community. By opening this opportunity early, we're not only raising capital from a diverse group but also building a strong community of supporters genuinely invested in our mission to restore independence and quality of life. This aligns with our values of accessibility and inclusion.

Is there a public market for Innovega's shares?

We are currently a private company with no public exchange to trade shares. As a result, investments in this offering are illiquid, and investors should be prepared to hold their shares for an extended period. We will continue to include any new details that can be shared regarding the company's long-term growth and corporate development through email updates to investors.

Functional vision outcomes vary by individual and condition and reflect performance during demonstrations or testing. Statements regarding product launches, manufacturing scale, regulatory progress, or future availability reflect current targets and expectations and are subject to change. Competitive comparisons are based on publicly available information and internal evaluations and are provided for general informational purposes.

ABOUT

HEADQUARTERS
11031 Via Frontera, Ste. A
San Diego, CA 92127

WEBSITE
View Site

At Innovega, we're bringing something new to the world: patented smart glasses and contact lenses designed to restore functional sight for the 295 million people struggling with moderate to severe visual impairments, including those who are legally blind. Backed by 75 filed patents, $20M in funding, and $6M in non-dilutive contracts, our solution combines cutting-edge optics with a scalable, AI-integrated platform, positioning us firmly in the $50B+ vision and wearable tech market.

TERMS

Innovega

Overview

PRICE PER SHARE
$3

VALUATION
$67.85M

DEADLINE
Jan. 30, 2026 at 2:59 AM EST

FUNDING GOAL
$10K - $5M

Breakdown

MIN INVESTMENT
$498

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,998

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,333

MAX NUMBER OF SHARES OFFERED
1,666,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Loyalty Bonus: 10% bonus shares for previous investors and select loyal supporters.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 13% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 5: Invest $30,000+ within the first 2 weeks and receive 30% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 35% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 5% bonus shares

Tier 2: Invest $5,000+ and receive 7% bonus shares

Tier 3: Invest $10,000+ and receive 10% bonus shares

Tier 4: Invest $20,000+ and receive 13% bonus shares

Tier 5: Invest $30,000+ and receive 20% bonus shares

Tier 6: Invest $50,000+ and receive 25% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Innovega Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Service Program Fee: For this offering, the issuer pays StartEngine Primary a fixed monthly Service Program Fee for investor outreach. Our representatives may contact investors and recommend this offering, and they may be compensated for that outreach. Any such compensation comes from the StartEngine Primary's existing placement fee and does not increase the investor's costs.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Restoring Vision with Breakthrough Smart Glasses

Join the forefront of the smart glasses revolution with Innovega, delivering quality of life and independence to 295 million with vision impairment, while building a versatile AR platform for defense, enterprise, sports, and beyond.

- Backed by **Tencent**, **Vuzix**, **Vispero**, and strategic partners
- **75+ filed patents** protecting our nano-optic technology
- $6M+ **U.S. government contracts** with Defense Advanced Research Projects Agency (DARPA)
- **700+ individuals** on early product reservation list. Targeted launch in 2026.

Share in our growth. Invest in Innovega.

I'm Ready to Invest

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


innovega

This video includes forward-looking and promotional statements. Descriptions of vision improvement and user experience reflect intended design and individual experiences during demonstrations or testing and are not guaranteed. Results may vary.

Capital Raised	Investors
$22,000,000+ (including $7M+ from crowdfunding)	3,000+ (and growing)
Share Price	**Min. Investment**
$3	$498

TOP REASONS TO INVEST

Developing best-in-class technology

CLINICALLY PROVEN BREAKTHROUGH

Independent testing at Ohio State University achieved average 20/20 functional vision for legally blind participants

MASSIVE, GROWING MARKET

295 million with moderate to severe vision loss worldwide, projected to 500 million by 2050

DUAL LAUNCH PATH

Gen I Smart Glasses (glasses-only, 2026 launch) for moderate impairment; Gen II (glasses + nano-optic contacts, 2027/2028) for severe/legal blindness, plus AI platform for enterprise, defense, sports.

**These results are based on early-stage clinical testing. Reported functional vision outcomes reflect performance while using Innovega's investigational system. Results may vary. Innovega's contact lenses are investigational and not yet approved by the FDA.*

Trusted by Global Leaders

Tencent 腾讯

Tencent led a $3M early investment round in Innovega as a global tech giant and parent of WeChat, with deep expertise in AI, gaming, and consumer platforms. Their backing provides strategic access to massive Asian markets and accelerates commercialization of our vision tech.

VUZIX

a leading innovator in AR and smart glasses, has provided strategic investment and collaboration to Innovega. This partnership strengthens our hardware expertise and positions us for expanded enterprise, consumer, and AR market opportunities.

Vispero

a pioneer in accessibility software for the visually impaired, supports Innovega through strategic connections and backing. Their expertise in low-vision tools aligns perfectly with our mission to restore independence for millions, accelerating market entry into the assistive technology sector.

U.S. Department of Defense

awarded Innovega multiple contracts as part of over $6M in non-dilutive government funding. These high-profile validations demonstrate our technology's proven reliability for demanding, high-performance applications and unlock significant potential for defense licensing and enterprise partnerships.

Low Vision User Testimonials


innovega

Isaac

Juvenile Retinochosis

"I've always dreamt of the day I could see clearly, even if just enough to recognize faces. This past weekend, that dream became a reality with the help of Innovega's technology."


innovega

Kym

Ocular Albinism

"I didn't think that there was going to be anything that could help me see, and the fact that I was able to read the small print...that alone is mind-blowing to me. It's giving me chills."


innovega

Megan

Stargardt Disease

"When I put them on, I felt like I was in a movie theatre. I could see everybody's faces and I can't normally do that. It's a special thing."


innovega

Patty

Macular Degeneration

"It was just like seeing things in a whole new world again!... I will be the first in line to buy them. I will."

These testimonials reflect individual experiences during demonstrations or testing and may not be representative of all users. Statements regarding vision improvement are not guaranteed and results may vary. References to driving or other regulated activities do not imply restored legal ability to perform such activities.

Read the Independent Clinical Evaluation

Imagine a legally blind person seeing their grandchild's face clearly for the first time, or reading without struggle. Independent testing by Ohio State University, presented at ARVO (Association for Research in Vision and Ophthalmology), showed our system delivers exactly that: average functional vision improved to ~20/20 for participants with severe low vision, unlocking greater independence for millions who have previously never had solutions available to them.

FIRST NAME | First name

LAST NAME | Last name

PHONE | 🇺🇸 + | Phone number

EMAIL | Enter your email

Download the ARVO Abstract

By clicking "Download", you consent to receive marketing text messages (e.g. promos, cart reminders) from StartEngine Crowdfunding, Inc. at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms

This study reports results from a small, single-visit feasibility study conducted in a controlled research setting. Visual acuity outcomes reflect performance during testing and may not be representative of all users or real-world use. The study does not imply FDA approval or clearance.

THE PROBLEM

Millions with low vision face daily barriers:

Struggling to read a medicine label, spot a loved one's face across the room, or walk confidently without fear. Today's options including handheld magnifiers, bulky VR-style headsets, heavy goggles, or white canes feel outdated, uncomfortable, socially isolating, and limit real-life use.

Our Game-Changing Solution

Innovega Changes Everything

Our lightweight, stylish smart glasses deliver real-world vision restoration. With high-res cameras, customizable displays, real-time control, and personalized zoom/AI enhancements, we project sharp imagery directly into your field of view. You can wear them all day like regular eyewear. This means faster, more natural vision enhancement at a fraction of the bulk and discomfort of legacy solutions.

Functional vision restoration refers to performance achieved while using Innovega's smart glasses, and where applicable, in combination with its investigational nano-optic contact lenses. Results may vary by individual and condition. Innovega's nano-optic contact lenses are investigational and not FDA approved.

GEN I Smart Glasses

Our glasses-only design with high-resolution cameras and customizable displays.

TARGETED LAUNCH 2026

GEN II Smart Glasses

Smart glasses paired with our patent protected nano-optic contact lenses, delivering full-field, functional vision.
Innovega's lenses are investigational and not FDA approved.

TARGETED LAUNCH 2026

Innovega Smart Glasses
HOW THEY WORK



1. Lightweight Smart Glasses

You wear them like everyday glasses, designed for all-day comfort, with prescription lenses that easily clip in as needed.

2. Built-In Camera

A small camera captures what's in front of you, including streets, signs, faces, screens, and your surroundings.





3. Private HD Display

A private HD display projects a clear digital image in front of your eyes, enhancing key details without isolating you from your surroundings.

4. Adjust What You See

Using touch controls on the glasses or through an app on your phone, you can adjust zoom, brightness, contrast, and clarity in real time to match your vision needs.





5. Connected to the Cloud

The glasses pair with a smartphone app and connect to cloud-based processing to support advanced features and personalized settings.

> "We are restoring independence and clarity to a massive vision impairment crisis, positioning Innovega at the forefront of a $572B+ medical devices market."
>
> Steve Willey, Innovega CEO

MARKET

Vision Impairment is a Global Crisis Poised for Growth

Over 1.1 billion people worldwide live with some form of vision loss today, including 295 million with moderate to severe impairment (the core target for our discreet, wearable solutions). We're entering this pivotal moment with patented, clinically validated technology, ready to define a new category of discreet, all-day wearable vision restoration for millions who have never had real options.



The addressable market is massive!
Kevin O'Leary
"Mr. Wonderful"

Aging Population Driving Massive Surge in Target Market

Driven by global aging (people over 65 nearly doubling by 2050) and lifestyle factors (rising diabetes, obesity, myopia in younger populations), moderate to severe vision impairment is expected to reach 474 million by 2050.



The number of people with vision loss is growing
Projections show that vision loss will increase by 55%, or 600 million people over the next 30 years.
2020
2050
1,106 million
1,758 million
609 million
497 million
978 million
780 million
43 million
61 million
295 million
474 million
258 million
360 million
510 million
866 million
2020
2050
Blindness
Moderate to severe
Mild
Near

Source. Projections shown are based on third-party forecasts and are subject to change. They are not guarantees of future outcomes.



"The future is smart glasses."

Mark Zuckerberg
Meta CEO

"Augmented reality is the next big thing, and it will pervade all of our lives."

Tim Cook
Apple CEO



Quoted statements reflect general views on augmented reality and smart glasses and do not refer to or endorse Innovega or its eyewear, which is designed for vision assistance.


innovega

BUSINESS MODEL

Multiple Revenue Streams

Our platform starts with vision restoration for the visually impaired but expands into high-growth AR applications through licensing and partnerships (defense, public safety, sports, gaming, enterprise).

1 HARDWARE SALES

Innovega plans to generate revenue from direct and indirect sales of our smart glasses, with potential financing options to make them accessible, targeting both individual consumers and resellers for scalable hardware distribution.

2 INSTITUTIONAL SALES / INSURANCE REIMBURSEMENT

Innovega plans to sell our smart glasses and lenses through institutional channels (e.g., VA hospitals) and secure potential reimbursements from insurers like VSP, leveraging medical coding for low-vision aids to drive high-volume adoption in healthcare.

3 RECURRING SUBSCRIPTION SALES (VISION-AS-A-SERVICE)

We intend to offer Vision-as-a-Service subscriptions for recurring revenue, including monthly AI upgrades, cloud-connected features, and replacement nano-optic contact lenses, providing ongoing value and predictable income from users.

4 APPLICATION EXPANSION VIA PARTNER LICENSING

We aim to license our patented IP and glasses tech to partners in defense, public safety, sports, gaming, and enterprise, opening new markets with royalties and collaborations that expand beyond vision impairment into broader AR applications.

Our Roadmap to **Commercialization**

We've already secured strategic partners, completed breakthrough technology development, and validated our impact through independent clinical studies. Now, we're testing low vision patients in our lab, and transitioning into full-scale commercial production. This is your opportunity to join us at a key phase in our growth.

Statements regarding vision improvement reflect individual experiences during testing and are not guaranteed. Results may vary. References to future availability or timelines are targets and subject to change.



2008

Innovega Founded

Company is incorporated in Washington by CEO Steve Willey and optometrist Dr. Jerome Legerton, with a focus on patented nano-optic contact lenses and smart glasses for extended field of view AR/VR.

2009

Initial IP Development

Innovega begins filing patents in nano-optics and display systems, laying the foundation for 14 IP families and over 75 domestic/international patents spanning contact lens fabrication, micro-displays, and vision enhancement.

2011

Leadership Solidified

Steve Willey assumes CEO role, bringing experience from multiple successful exits (including NASDAQ listings at MicroVision and Lumera) to guide development of the eMacula/iOptik platform.

2012

Ear

Innovega der
lens + gl
attracting att
augmented
contracts

Statements regarding future product launches, regulatory approval, insurance reimbursement, unit volumes, partnerships, and revenue reflect current targets and expectations and are subject to significant uncertainty and change.


innovega
AI-Powered Smart Glasses
Helping people with low vision experience everyday life more fully.
MICRO DISPLAY
ZOOM
BRIGHTNESS
CAMERA
CONTRAST
FOCUS

FIRST NAME

First name

LAST NAME

Last name

PHONE

Phone number

EMAIL

Enter your email

LEARN MORE ABOUT INNOVEGA

By clicking "Learn More", you consent to receive marketing text messages (e.g. promos, cart reminders) from StartEngine Crowdfunding, Inc. at the number provided, including messages sent by autodialer. Consent is not a condition of purchase. Msg & data rates may apply. Msg frequency varies. Unsubscribe at any time by replying STOP or clicking the unsubscribe link (where available). Privacy Policy & Terms

Leadership



Steve Willey • CEO, President, Director

Tech Entrepreneur with multiple successful exits; Former President, MicroVision

READ MORE ⇢



Arthur Zhang • Chief Technology Officer

Former Apple Vision Systems Architect; Expert in AR/VR Development

READ MORE ⇢



Jay Marsh • Senior VP Engineering (Fractional)

Former VP Engineering at APRI; Mechanical & Systems Design Expert

READ MORE ⇢



Vijay Raghavan • CFO Board Member

Ex-Microsoft Controller; Expert in scaling startup Finances & Administration

READ MORE ⇢



Corrinalyn Guyette • VP Strategic Growth & Partnerships

Former T-Mobile Exec driving growth, operational excellence, & transformative customer impact.



Bill Meyers • VP Lens Development

Former VP of Science & Technology, Paragon; Contact Lens Expert



Bambo Sofola • Business Strategy

Partner General Manager of Software Engineering within Microsoft's Devices Group.

Advisory & Board

Peter DeGraziano

OD, FAAO, FIALVS

Low-vision specialist; Functional vision loss and vision rehabilitation

Ilya Volk

OD, Contact Lens Specialist

Contact Lens Optometrist and Regulatory Practitioner.

Isaac Jean-Paul

Brand Ambassador

Paralympic Silver Medalist and World Record Holder.

Avram Miller

Business Advisor

Co-founder of Intel Capital, major player in Silicon Valley venture investing.

Casey Tegreene

Tech Strategist

Named on 1,100+ patents, ex-CTO of MicroVision, IP specialist.

Duco Pasmooij

Supply Chain Consultant

Former VP at Apple Inc. 25+ years of experience in Supply Chain and Operations Management

Mark Bullimore

OD, PhD Vision Science

Contributed to FDA approval of CooperVision MiSight, Alcon iLux, Paragon CRT & Zeiss IOLMaster.

Dana Kindberg

OD, Healthcare Entrepreneur

Founder of Urban Eyes; integrates design & advanced diagnostics to elevate patient-centered eye care.



Innovega has a mission to become a worldwide leader in the global transition to wearable vision tech

I'm Ready to Invest

Frequently Asked Questions

1 WHO CAN BENEFIT FROM INNOVEGA'S SMART GLASSES? -

Our technology is designed to restore functional vision and independence for the 295 million people worldwide with moderate to severe visual impairments, including those who are legally blind, often due conditions like age-related macular degeneration (AMD), diabetic retinopathy, glaucoma, Stargardt dise and ocular albinism. Beyond medical use, the platform has applications for defense (enhanced situation awareness), public safety, sports, gaming, and enterprise, making it a versatile solution for both accessibi and broader AR needs.

2 WHEN ARE YOU DOING IN-PERSON DEMONSTRATIONS? +

3 WHAT IS YOUR PLAN FOR GOING INTO COMMERCIAL PRODUCTION? +

4 WHO ARE YOUR CURRENT BUSINESS PARTNERS AND CONTRACTS? +

5 WHAT KIND OF EXIT STRATEGY DO YOU HAVE PLANNED? +

6 HOW DO THESE COMPARE TO OTHER SMART GLASSES ON THE MARKET? +

7 WHY DOES INNOVEGA WELCOME RETAIL INVESTORS? +

8 IS THERE A PUBLIC MARKET FOR INNOVEGA'S SHARES? +

Innovega Terms

Overview

PRICE PER SHARE
$3.00

VALUATION
$67.85M

DEADLINE[1]
XX. XX, 2026 at 11:59 PM PDT

FUNDING GOAL[2]
$10K - $5M

Breakdown

MIN INVESTMENT[3]
$498.00

OFFERING TYPE
Equity

MAX INVESTMENT[4]
$4,999,998.03

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,333

MAX NUMBER OF SHARES OFFERED
1,666,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

Exclusive Investor Perks

VENTURE CLUB

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

Volume-Based

Tier 1
$1,000+
Invest $1000+ and receive bonus from XYZ

Tier 2
$2,500+
Invest $2500+ and receive bonus from XYZ

Tier 3
$5,000+
Invest $5000+ and receive bonus from XYZ

Invest

Invest

Invest

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Epilog.

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LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Capital LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Invest

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Have you ever imagined the impossible?

Believing in something that couldn't yet be seen?

Meet Isaac John Paul, Paralympian, silver medalist, and world record holder. You might also be interested to know that Isaac is... legally blind.

At Innovega, we share a common goal with Isaac, to achieve what was once thought impossible, offering unprecedented sight to 295 million visually impaired persons around the world. They are not served well by existing solutions, and what we demonstrated is that we have a unique solution, and the impact is highly significant. One thing I can tell you is you've got to be free.

I worked at Apple for about nine years. Steve contacted me and said, "Hey, we have this opportunity at Innovega with these solutions for the low vision population." Innovega is developing new vision technologies for the masses through lightweight, fashion-forward eyewear, designed to deliver a breathtaking panoramic experience. With a new generation of smart glasses and 75 filed patents, Innovega has already demonstrated we can change what's possible for people with vision loss, even restoring functional sight. Our smart glasses are designed to instantly give people control, zooming, focusing, and accessing visual information in real time. It represents freedom and independence, all in a pair of modern glasses. I didn't think that there was going to be anything that could help me see, and the fact that I was here today and I was able to read just small print. Like I say, it's giving me chills.

That alone is mind-blowing to me.

Recent product trials at Ohio State University's College of Optometry found that on average, visually impaired and legally blind patients wearing Innovega eyewear and lenses achieved the equivalent of 20-20 vision. I did really so much better on the eye-chart test, I can't even explain it. I will be the first one in line to buy the first pair. Six months ago, I quit driving. When I just took the demo, I could drive. It's like watching a high-definition TV for the first time. I just saw my wife for the first time to be able to see my son. Hi.

Can you see him? I can.

Hi.

Archer.

This product is a complete game changer. It makes it so that I can see things that I've never been able to see. I have been able to see Archer's face from across the room. It's like you're in the movie theater. Front row seats in the movie theater. You ready? Yeah, roll it. Just roll it. High jump. Isaac Jean-Paul, already had the world record. Being able to see myself doing it...

That's clear, bro. That's USA right there, man. Yes.

Bold are those who trust their vision, even before it comes into focus.

They told Isaac he'd never compete at the highest level.

They told Innovega you couldn't restore vision without surgery or implants.

They were wrong.

We believe that Bold vision doesn't wait for permission.

It makes the impossible inevitable.

Other Video Transcripts

Isaac and Kym:

When I was a little girl, I didn't think that there was going to be anything that could help me see.

I'm the first person to tell somebody that I want to be independent and the fact that I was here today and I was able to read the really, really small print.... D....C...

And then I normally have to see somebody about three to five inches from my face in order to actually see the details of their face.

And being able to put on the glasses and look at people in their faces and be like, oh, hi, that's what you look like.

That alone is mind blowing to me.

My name is Isaac John Paul. I'm a Paralympic track and field athlete.

Coming into this, if he can clear it from his previous world record....oh...he's done it!

My visual impairment is juvenile retinaschisis. When I was first told about Innovega's eyewear system, I was immediately blown away. I never thought that there would be a contact lens that would pair with a frame of glasses that have a camera in front of them and it would help you see.

When we put the device on him and changed the magnification, he was able to read all the way down to this line right here.

When I had the opportunity to come into the office and try these tools out, I immediately thought of endless possibility.

Megan and Reid

The way I see the world compared to people with 20-20 vision, it's a lot different. And to be able to change that so I can see what other people see, there's nothing better than that.

When I put them on we viewed a few videos and when we were viewing those videos, I felt like I was in a movie theater.

I felt like the TV was right here and I was just looking around the room. I could see so much. I could see all the people in the room. I could see everybody's faces and I can't normally do that.

When I was looking at my husband wearing these, I saw every detail of his face. It's gonna open up so many, so many things. And being able to talk to somebody, have a conversation, and make eye contact, and read their facial cues, which I can't do right now, so I'm just guessing.

I'll be able to read books. I'll be able to go to events and actually see what's happening. It's a special thing. I never thought this was something that would ever happen.

Never thought there would ever be something out there that could help me see so well.

If you're a person who is living with somebody or you know somebody with a visual impairment, know that Innovega is here and will change the way that they literally see the world.

I just saw my wife for the first time be able to see my son. and my face from a distance further than a foot. I know that Innovega is working really, really hard to bring a future where my wife will be able to see the world as I do, you know, for better or for worse.

But she'll be able to see the things that are important to her, her son, you know, her family, hopefully me.

Just the gift of sight is incredible and I think keep the hope. Don't lose the hope that this is there. You know, my wife and I have been there. There is hope for that person in your life.

There is that next thing. It's not a dead end street. And Innovega is there for you.

Patty and Paul

So my name is Patty Geo. I have pretty severe macular degeneration at this point, and I want to find something that will allow me to live a life still that other people my age can live.

I don't recognize people when I see them anymore in stores, or if I walk, I could walk right by my next door neighbor and not even know it was them.

They turned on this screen inside of them that completely was able to be adjusted to be the size I needed it to be, to be able to see things the way other people see them.

I could read a lot better with them on. And when they did the eye chart test, I did really so much better on the eye chart test. I can't even explain it.

The thing that glasses really did for me was being able to look at a screen, being able to look across the room, to be able to see people's faces, to be able to see the whole room, it was just like seeing things in a whole new world for me again.

If these go to market, I will be the first one in line to buy the first pair. I mean, I will definitely want that pair of glasses.

My name is Paul Simmons. I was diagnosed in 2021. And since then, I've been really searching for a way to see better.

I get a lot of distortion. Six months ago, I quit driving. When I go to baseball games, I have trouble seeing the whole game.

Just watching TV. The scroll bar at the bottom that would give you news and all that, I can't read that because of waves.

It goes up and down. I don't know how they did it. With what I just took, the demo, I could drive. It's like watching a high-definition TV for the first time.

Somebody would go through what I went through, would go for this without any question. I could see like I haven't seen in a long time.

I mean, I'm excited about it. It's a winner. I could sell this thing. I'm telling you. Easy.

They've hit upon a world first.

To maintain good eye health, you have to have an oxygen permeable lens.

No one to this day has been able to fabricate a contact lens with a polarizing filter that is also gas permeable.

The result is a contact lens that gives the wearer superhuman MicroVision.

I can put that right in front of my eye and without the contact lens on, I can't see any of that.

It's just a big blur with a contact lens on.

I'll be able to see that. Really crisply in focus.

If you hold your hand right here, you can't focus on on your hand, right?

Um, what their technology allows you to do isto focus in perfect clarity at something that's very close to the eye, which you can't normally do, and at distance and have both in focus.

This is kind of, uh, this is almost like cheating the rules of optics.

Testimonial Transcriptions (new):

Paul Video:

(0:06) My name is Paul Simmons. I was diagnosed in 2021 and since then I've been really searching for a (0:16) way to see better. I get a lot of distortion.

Six months ago I quit driving. When I go to (0:25) baseball games I have trouble seeing the whole game. Just watching TV.

The scroll bar at the (0:34) bottom that would give you news and all that. I can't read that because of waves. It goes up and (0:39) down.

I don't know how they did it. With what I just took, the demo, I could drive. It's like (0:54) watching a high definition TV for the first time.

Somebody would go through what I went through, (1:02) would go for this without any question. I could see like I haven't seen in a long time. (1:09) I'm excited about it.

It's a win. I could sell this thing. I'm telling you.

Easy.

Patty Video:

(0:06) So, my name is Patti Guio, I have pretty severe macular degeneration at this point and I want (0:14) to find something that will allow me to live a life still that other people my age can (0:20) live. (0:21) I don't recognize people when I see them anymore in stores or I walk, I can walk right by my (0:27) next door neighbor and not even know it was them. (0:34) I turned on this screen inside of them that completely was able to be adjusted to be the (0:41) size I needed it to be to be able to see things the way other people see them.

(0:46) I could read a lot better with them on and when they did the eye chart test, I did really (0:52) so much better on the eye chart test, I can't even explain it. (0:56) The thing that glasses really did for me was being able to look at a screen, being (1:01) able to look across the room, to be able to see people's faces, to be able to see the (1:07) whole room. (1:08) It was just like seeing things in a whole new world for me again.

(1:11) If these go to market, I will be the first one in line to buy the first pair, I mean (1:15) I will definitely want that pair of glasses.

Megan Video:

(0:05) The way I see the world compared to people with 20-20 vision, it's a lot different. (0:12) And to be able to change that so I can see what other people see, there's nothing better than that. (0:27) When I put them on, we viewed a few videos, and when we were viewing those videos, I felt like I was in a movie theater.

(0:35) I felt like the TV was right here. (0:39) Just looking around the room, I could see so much. I could see all the people in the room.

(0:46) I could see everybody's faces, and I can't normally do that. (0:49) When I was looking at my husband wearing these, I saw every detail of his face. (0:55) It's going to open up so many, so many things, and being able to talk to somebody, have a conversation, (1:00) and make eye contact, and read their facial cues, which I can't do right now, so I'm just guessing.

(1:07) I'll be able to read books. I'll be able to go to events and actually see what's happening. (1:15) It's a special thing.

(1:18) I never thought this was something that would ever happen. (1:21) I never thought there would ever be something out there that could help me see so well. (1:30) I don't know.

Kym Video:

(0:04) When I was a little girl, I didn't think that there was going to be anything that could (0:11) help me see. (0:12) I'm the first person to tell somebody that I want to be independent. (0:16) And the fact that I was here today and I was able to read the really, really small print, (0:22) D, C, and then I normally have to see somebody about three to five inches from my face in (0:30) order to actually see the details of their face and being able to put on the glasses (0:35) and look at people in their faces and be like, oh, hi, that's what you look like.

(0:41) That alone is mind blowing to me.

Isaac Video:

(0:05) My name is Isaac Jean-Paul. (0:07) I'm a Paralympic track and field athlete. (0:10) Coming into this, if he can clear it from his previous world record.

(0:15) Oh, he's got it! (0:17) My visual impairment is juvenile retinasthesis. (0:21) When I was first told about InnoVEGA's eyewear system, (0:24) I was immediately blown away. (0:27) Oh, he got it!(0:30) Yo! (0:31) I never thought that there would be a contact lens (0:34) that would pair with a frame of glasses that have a camera in front of them (0:38) that would help you see.

(0:40) When we put the device on him and changed the magnification, (0:43) he was able to read all the way down to this line right here. (0:48) When I had the opportunity to come into the office and try these tools out, (0:52) I immediately thought of endless possibilities.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

INNOVEGA INC.

AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

This Amended and Restated Stockholders' Agreement (the "***Agreement***") is made by and among Innovega Inc., a Delaware corporation (the "***Company***"), certain holders of shares of Common Stock (individually, a "***Common Holder***" and collectively, the "***Common Holders***"), the holders of shares of Series Seed Preferred Stock and certain holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock and investors in the Company's 2025 crowdfunding offering under Regulation CF (individually, an "***Investor***" and collectively, the "***Investors***" and together with the Common Holders, the "***Stockholders***").

RECITALS

A. The Company, the Common Holders and certain of the Investors are parties to the Stockholders' Agreement dated as of December 29, 2016, as amended (the "***Prior Stockholders' Agreement***").

B. The Company desires to sell and investors in the Company's CF financing ("***CF Investors***") desire to purchase from the Company shares of the shares of the Company stock in connection with the Company's offering of securities pursuant Reg CF.

C. The Company, the Investors and the Common Holders each desire to facilitate such sale and purchase of shares stock in the financing pursuant to Reg CF to the CF Investors, as well as the arrangements set forth in this Agreement, by agreeing to the terms and conditions set forth below.

D. The terms of this Agreement have been customized and only apply to CF Investors in the Company's 2025 sale of securities under Reg CF.

AGREEMENT

The parties agree as follows:

1. Board of Directors.

1.1 **Board Representation**. At each annual meeting of the stockholders of the Company, or at any meeting of the stockholders of the Company at which members of the Board of Directors of the Company (the "***Board***") are to be elected, or whenever members of the Board are to be elected by written consent, the Stockholders agree to vote all shares of the Company's voting securities now or hereafter owned by them, whether beneficially or otherwise, or as to which they have voting power (the "***Shares***") to elect:

(a) the two (2) Officer Designees (as defined below) as Common Directors;

(b) the one (1) Common Designee (as defined below) as a Common Director; and

(c) the one (1) Series Seed Designee (as defined below) as the Series Seed Director.

1.2 **Designation of Directors**. The designees to the Board described above (each a ("***Designee***") shall be selected as follows:

(a) The "***Officer Designees***" shall include Stephen Willey for so long as Stephen Willey remains an officer, employee or consultant of the Company, except that if Stephen Willey declines or is unable to serve, their successors shall be designated by the holders of a majority of the shares of Common Stock held by all Common Holders.

(b) The "***Common Designee***" shall be chosen by the Common Holders holding at least a majority of the shares of Common Stock held by all Common Holders, and who is currently Vijay Raghavan.

(c) The "***Series Seed Designee***" shall be chosen by the Investors holding at least a majority of the outstanding shares of Series Seed Preferred Stock subject to the approval of the other members of the Board, whose consent shall not be unreasonably withheld, and is now vacant.

1.3 **Failure to Designate a Board Member**. In the absence of any designation from the individual(s), business entity or entities, or group ("***Person***") with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4 **Removal of Board Members**. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Section 1.2 may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of a majority of the shares of stock, entitled under Section 1.2 to designate that director; or (ii) the Person originally entitled to designate or approve such director pursuant to Section 1.2 is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Section 1.2(b) or Section 1.2(c) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 **Vote to Increase Authorized Common Stock**. Each Stockholder hereby agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of all classes of Preferred Stock of the Company ("***Preferred Stock***") outstanding at any given time.

1.6 **"Bad Actor" Notice**. Each party to this Agreement will promptly notify the Company in writing if it or, to its knowledge, any person specified in Rule 506(d)(1) under the Securities Act of 1933, as amended, (the "***Securities Act***") becomes subject to any Bad Actor Disqualification.

2. **Registration Rights**.

2.1 **Future Registration Rights**. In the event of an equity financing pursuant to which the Company sells securities in a transaction or series of related transactions (the "***Equity Financing***") in which the investors in such Equity Financing (the "***Future Equity Investors***") receive registration rights, each Investor will be entitled to receive registration rights no less favorable than the registration rights provided to the Future Equity Investors who own a comparable number of shares as such Investor. Such Investor will not unreasonably withhold its consent to enter into any registration rights agreement, if requested to do so by the Company. Provided the rights provided for in this Section shall terminate on the sooner to occur of when the shares may be sold pursuant to Rule 144 promulgated under the Securities Exchange Act of 1933, as amended without volume restrictions.

2.2 **Lock-Up Agreement**.

(a) **Lock-Up Period**. In connection with a best efforts or firm commitment underwritten public offering by the Company of shares of the Company's Common Stock, par value $0.0001 per share (the "***Common Stock***") pursuant to a registration statement under the Securities Act which results in gross aggregate cash proceeds to the Company of at least $5,000,000 (the "***Qualified IPO***") and upon request of the Company or the underwriters managing such offering of the Company's securities, each CF Investor agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company, however or whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions, including restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's Qualified IPO.

(b) **Limitations**. The obligations described in Section 2.2(a) will apply only if all officers and directors of the Company and all holders of one-percent (1%) or more of the Company's securities enter into similar agreements, and will not apply to a registration relating solely to employee benefit plans, or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act.

(c) **Stop-Transfer Instructions**. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the securities of each Investor (and the securities of every other person subject to the restrictions in Section 2.2(a)).

(d) **Transferees Bound**. Except with respect to transfers pursuant to a registration statement, each Investor agrees that prior to the Qualified IPO it will not transfer securities of the Company unless each transferee agrees in writing to be bound by all of the provisions of this Agreement.

3. **INTENTIONALLY OMITTED**

4. **INTENTIONALLY OMITTED**

5. **INTENTIONALLY OMITTED**

6. **INTENTIONALLY OMITTED**

7. **Termination**.

7.1 Termination Events. This Agreement will terminate upon the earlier of:

(a) a Qualified IPO; or

(b) The consummation of a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company pursuant to the Company's amended and restated certificate of incorporation, as may be amended.

7.2 **INTENTIONALLY OMITTED**.

8. **Voting Procedures**. Each Stockholder, which is not a Major Preferred Investor, shall have seven (7) calendar days from receipt of notice from the Proxyholder (as defined below) in accordance with this Agreement (the "***Voting Notice Period***") with respect to any action subject to approval of the holders of any class or series of capital stock over which voting power is controlled, as of this or any future date, by such Stockholder (the "***Voting Shares***"), to Vote such Stockholder's Voting Shares. If any such Stockholder fails to Vote such Voting Shares within the Voting Notice Period, such failure will serve as authorization for the Proxyholder to Vote such Voting Shares in the same proportions as the number of shares of capital stock of the same class and, as applicable, series as the Voting Shares (the "***Voting Class***") that were Voted as of the end of the Voting Notice Period bear to the number of outstanding shares of such Voting Class; provided, however, that if less than 33% of the outstanding shares of a Voting Class have been Voted by the end of the Voting Notice Period, the Voting Notice Period applicable to such Voting Class will be extended until at least 33% of the shares of such Voting Class have been Voted on such action, and if, after the Voting Notice Period has been extended up to a maximum of fourteen (14) calendar days, less than 33% of the Voting Class have Voted on such action, the Proxyholder shall be authorized to Vote on such action on behalf of such Voting Shares that failed to Vote, in the Proxyholder's discretion.

9. **Irrevocable Proxy and Power of Attorney**. Each Stockholder hereby constitutes and appoints as the proxy of the Stockholder and hereby grants a power of attorney to the Chief Executive Officer, from time to time, of the Company (the "***Proxyholder***"), with full power of substitution and resubstitution, to represent and vote all Voting Shares held by such Stockholder at any regular or special meeting of stockholders and to act on every action or approval by written consent (to so represent, vote, or act by written consent, to "***Vote***"), and to receive or waive notice to which such Stockholder may be entitled, including, without limitation, regarding the size and composition of the Board pursuant to Section 1, an increase authorized shares pursuant to Section 1, and all matters as the Proxyholder deems advisable and consistent with terms of this Agreement,

all without notice to the undersigned, in accordance with this Agreement; provided, that the Proxyholder shall only Vote pursuant to such proxy and power of attorney if such Stockholder (i) is not a Major Preferred Investor and fails to Vote within the Voting Notice Period, or (ii) attempts to Vote, such Voting Shares in a manner which is inconsistent with the terms of this Agreement, in which case of the foregoing (i) or (ii) the Proxyholder shall Vote such Voting Shares in accordance with this Agreement. Each of the proxy and power of attorney granted pursuant to this Section 9 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest (including without limitation in light of the fact that the Proxyholder is an officer of the Company), shall survive any sale or transfer of the Voting Shares, including by law or intestate and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 7 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to its Voting Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 7 hereof, purport to grant any other proxy or power of attorney with respect to any of its Voting Shares, deposit any of its Voting Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, consent, grant any proxy or give instructions with respect to the voting of any of its Voting Shares, in each case, with respect to any of the matters set forth herein.

10. **Miscellaneous**.

10.1 **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes the Prior Stockholders' Agreement in its entirety, which shall have no future force and effect. Any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled.

10.2 **Successors and Assigns**. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.3 **Amendments and Waivers**. Any term hereof may be amended or waived only with the written consent of the Company, the holders of a majority of the capital stock held by the Common Holders, voting together as a separate class, and the Investors holding a majority of the shares of Series Seed Preferred Stock held by all Investors, voting together as a separate class on an as-converted basis, provided that (a) this Agreement may be amended with only the written consent of the Company for the sole purpose of including future additional holders of Common Stock as "Common Holders"; (b) any amendment or waiver that operates in a manner that treats any Investor or Common Holder differently than other Investors or Common Holders, as the case may be, the consent of such Investor or Common Holder shall also be required for such amendment or waiver; (c) notwithstanding the foregoing, the terms contained in Section 4 and Section 5 hereof may be amended or waived with the written consent of the Company and the Major Preferred Investors holding a majority of the shares of Preferred Stock held by all Major Preferred Investors, voting together as a separate class. Any amendment or waiver effected in accordance with this Section [10].3 will be binding upon the Company, any Investor and any Common Holder, and each of their respective successors and assigns.

10.4 **Notices**. Any notice required or permitted by this Agreement will be in writing and will be deemed sufficient: (i) on the date of delivery, when delivered personally, by electronic mail, by other electronic transmission or by overnight courier in the U.S. or sent by facsimile, (ii) 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to

be notified at such party's address or facsimile number as set forth on the signature page or on Exhibit A, Exhibit B or Exhibit C hereto, or as subsequently modified by written notice, or (iii) if mailed outside of the U.S., ten (10) days after being deposited in regular mail and three (3) days after being deposited with an overnight courier, and addressed to the party to be notified at such party's address as set forth on the signature page or on Exhibit A, Exhibit B or Exhibit C hereto.

10.5 **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision will be excluded from this Agreement, (b) the balance of the Agreement will be interpreted as if such provision were so excluded, and (c) the balance of the Agreement will be enforceable in accordance with its terms.

10.6 **Governing Law; venue**. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto will be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

EACH OF THE STOCKHOLDERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF NEW YORK AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE STOCKHOLDERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. THE

STOCKHOLDERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10.4 OF THIS AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH STOCKHOLDER WILL NOT BE DEEMED TO HAVE WAIVED THE

COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

10.7 **Counterparts**. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one instrument.

10.8 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

[Signature Pages Follow]

The parties hereto have executed this Amended and Restated Stockholders' Agreement as of the date first written above.

COMPANY:

INNOVEGA INC.

By:
Stephen Willey
President and Chief Executive Officer

The parties hereto have executed this Amended and Restated Stockholders' Agreement as of the date first written above.

INVESTORS:

IF CF INVESTOR IS AN INDIVIDUAL:

(Signature)

(Print Name)

Address:

Facsimile:

IF CF INVESTOR IS AN ENTITY:

(Print Name of Entity)

By:
(Signature)

(Print Name and Title)

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:10 PM 03/10/2021
FILED 09:10 PM 03/10/2021
SR 20210867768 - File Number 4565223

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

INNOVEGA INC.

Innovega Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), certifies that:

1. The name of the Corporation is Innovega Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 23, 2008.

2. The Corporation most recently restated its Certificate of Incorporation on December 28, 2016.

3. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

4. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Innovega Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Stephen Willey, a duly authorized officer of the Corporation, on March 10, 2021.

/s/Stephen Willey
Stephen Willey
President and Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is Innovega Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the city of Wilmington, County of New Castle 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 66,252,539, consisting of 50,000,000 shares of Common Stock, $0.0001 par value per share (the "***Common Stock***"), and 16,252,539 shares of preferred stock, $0.0001 par value per share ("***Preferred Stock***"). 3,518,238 of the authorized shares of Preferred Stock are hereby designed "Series Seed Preferred Stock (the "***Series Seed Preferred Stock***") 5,000,000 of the authorized shares of Preferred Stock are hereby designated "Series A-1 Preferred Stock" (the "***Series A-1 Preferred Stock***"), 1,610,514 of the authorized shares of Preferred Stock are hereby designated "Series A-2 Preferred Stock" (the "***Series A-2 Preferred Stock***") and 1,123,787 of the authorized shares of Preferred Stock are hereby designated "Series A-3 Preferred Stock" (the "***Series A-3 Preferred Stock***," and together with the Series Seed Preferred Stock, the Series A-1 Preferred Stock, and the Series A-2 Preferred Stock, the "***Designated Preferred Stock***").

The remaining 5,000,000 undesignated shares of Preferred Stock may be issued from time to time in one or more series. Subject to any additional requirements described herein, the Board of Directors is authorized to determine the designation of any such series, to fix the number of shares of any series of the undesignated Preferred Stock, and to determine or alter the powers, preferences and special rights of, and restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of the undesignated Preferred Stock, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. **Definitions.** For purposes of this Article V, the following definitions shall apply:

(a) "***Conversion Price***" shall mean $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "***Corporation***" shall mean Innovega Inc.

(d) "***Distribution***" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(e) "***Dividend Rate***" shall mean an annual rate of $0.1326 per share for the Series Seed Preferred Stock, an annual rate of $0.24 per share for the Series A-1 Preferred Stock, an annual rate of $0.13346 per share for the Series A-2 Preferred Stock and an annual rate of $0.166 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f) "***Liquidation Preference***" shall mean $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) "***Original Issue Price***" shall mean $1.6583 per share for the Series Seed Preferred Stock, $3.00 per share for the Series A-1 Preferred Stock, $1.66829 per share for the Series A-2 Preferred Stock and $2.075 per share for the Series A-3 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i) "***Recapitalization***" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. **Dividends.**

(a) ***Preferred Stock.*** In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the

Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Subject to the rights of any series of Preferred Stock then outstanding that has a right to receive dividends prior to or on a parity with any series of Designated Preferred Stock, payment of any dividends to the holders of Preferred Stock shall be on a *pro rata*, *pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock.

(b) ***Additional Dividends.*** After the payment or setting aside for payment of the dividends described in Section 2(a), any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Designated Preferred Stock (and any other series of Preferred Stock entitled to share in such additional dividends) and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4).

(c) ***Non-Cash Distributions.*** Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d) ***Waiver of Dividends.*** Any dividend preference of any series of Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3. **Liquidation Rights.**

(a) ***Liquidation Preference.*** Subject to the rights of any series of Preferred Stock that ranks on liquidation prior to the Designated Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Designated Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Designated Preferred Stock, plus all declared but unpaid dividends (if any) on such share of Designated Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Designated Preferred Stock or (ii) such amount per share as would have been payable had all shares of Designated Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Designated Preferred Stock (and any other series of Preferred Stock entitled to share in such distribution on a parity with the Designated Preferred Stock) are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Designated Preferred Stock (and any other series of Preferred Stock entitled to share in such distribution on a parity with the Designated Preferred Stock) in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock and any other series of Preferred Stock entitled to continued participation in such distributions, in proportion to the number of shares of Common Stock held by them with equal priority, with the shares of such series of Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable conversion rate.

(c) ***Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.*** Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) ***Reorganization.*** For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Preferred Stock (voting as a single class and on an as-converted basis).

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) If the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the NYSE American or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of afirm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of Common Stock, *provided* that aggregate gross proceeds to the Corporation are not less than $5,000,000 (a "***Qualified IPO***"), (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis) or, if later, the effective date for conversion specified in such requests, or (iii) upon the prior cumulative conversion of a majority of the Preferred Stock (each of the events referred to in (i), (ii) and (iii) are referred to herein as an "***Automatic Conversion Event***").

(c) ***Mechanics of Conversion.*** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (ii) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the

Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; *provided, however,* that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) ***Adjustments to Conversion Price for Diluting Issues.***

(i) ***Special Definition.*** For purposes of this paragraph 4(d), "***Additional Shares of Common***" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Second Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) shares of Common Stock upon the conversion of the Preferred Stock;

(2) shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements, in each case, as approved by a majority of the Board of Directors;

(3) shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5) shares of Common Stock issued or issuable in a Qualified IPO;

(6) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by a majority of the Board of Directors; and *provided, further*, that such shares issued or issuable do not exceed five percent (5%) of the capital stock of the Corporation (assuming full conversion of or exercise of all outstanding convertible securities, rights, options, and warrants) at the time of such issuance;

(7) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by a majority of the Board of Directors; *provided*, that such shares issued or issuable do not exceed five percent (5%) of the capital stock of the Corporation (assuming full conversion of or exercise of all outstanding convertible securities, rights, options, and warrants) at the time of such issuance; and

(8) shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by a majority of the Board of Directors; *provided*, that such shares issued or issuable do not exceed five percent (5%) of the capital stock of the Corporation (assuming full conversion of or exercise of all outstanding convertible securities, rights, options, and warrants) at the time of such issuance.

(ii) ***No Adjustment of Conversion Price.*** No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) ***Deemed Issue of Additional Shares of Common.*** In the event the Corporation at any time or from time to time after the date of the filing of this Second Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv) ***Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.*** In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of the Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price for such series of Preferred Stock shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) ***Determination of Consideration.*** For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) ***Cash and Property.*** Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) ***Options and Convertible Securities.*** The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 3 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) ***Certificate as to Adjustments.*** Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of a majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j) ***Notices of Record Date.*** In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least ten (10) days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(k) ***Reservation of Stock Issuable Upon Conversion.*** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. **Voting.**

(a) ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) ***No Series Voting.*** Other than as provided herein or required by law, there shall be no series voting.

(c) ***Preferred Stock.*** Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(d) ***Adjustment in Authorized Common Stock.*** The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

(e) ***Common Stock.*** Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. **Redemption.** The Preferred Stock is not redeemable.

7. **Amendments and Changes.** The Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of the Preferred Stock (in addition to any other vote required by law or the Certificate of Incorporation or bylaws of the

Corporation), any such act or transaction or transactions effected without such approval being null and void *ab initio* and of no force or effect:

(a) Amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation (including pursuant to a merger) if such action would materially adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the outstanding Preferred Stock;

(b) Increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of any class of capital stock;

(c) Amend this Section 7;

(d) Authorize or create (by reclassification or otherwise) any new class or series of capital stock, or designate any new series of Preferred Stock, having rights, powers, or privileges set forth in the Certificate of Incorporation of the company, as then in effect, that are senior to or on a parity with any series of outstanding Preferred Stock;

(e) Redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

(f) Liquidate, dissolve, or wind-up the business and affairs of the Corporation, or consent, agree or commit to do any of the forgoing without conditioning such consent, agreement, or commitment upon obtaining the approval required by this Section 7.

8. **Reissuance of Preferred Stock.** In the event that any shares of Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

9. **Notices.** Any notice required by the provisions of this Second Amended and Restated Certificate of Incorporation to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Section 1, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section 1, shall eliminate or reduce the effect of this Section 1, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

The Corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, an Excluded Opportunity and waives any claim that the Excluded Opportunity constitutes a corporate opportunity that should have been presented by the Covered Person to this corporation. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

EXHIBIT G TO FORM C

ADDITIONAL MARKETING MATERIALS
[SEE ATTACHED]

Your early support is about to be rewarded. External Inbox x

Steve Willey Mon, Jul 21, 10:39 AM (3 days ago)

Dear Joseph, You already know what Innovega stands for. You invested when it was still a bold idea. But today, as we prepare to open a new round, I want to shar

Steve Willey social@innovega.io via lc.innovega-inc.com Mon, Jul 21, 3:37 PM (3 days ago)

to me

Dear Joseph,

You already know what Innovega stands for. You invested when it was still a bold idea. But today, as we prepare to open a new round, I want to share why this moment is fundamentally different and why your early position may be more strategic than ever.

This video captures the heart of our mission and the movement you're part of. Meet Isaac, a Paralympian, advocate, and someone whose life is being changed by this technology.



innovega
SEE THE WORLD
THROUGH OUR LENSES

🎥 Watch the feature video with Isaac

We're no longer just promising potential, we're proving it:

- Clinical trials confirm near-20/20 restored sight for those with severe vision loss
- Our system delivers the widest field of view in the industry, without bulky headsets
- We've filed 75+ patents, and our passive contact lens model avoids the safety, power, and regulatory failures that derailed competitors like Mojo Vision
- Unlike VR headsets or magnification goggles, our eMacula® glasses look like normal eyewear and let users read, recognize faces, use smartphones, and navigate the world with dignity

No one else in this space is doing what we're doing. That's why this next round matters.

As one of our most trusted investors, you'll have first access and the opportunity to qualify for bonus share incentives designed to reward decisive, early participation. These include:

- A Returning Investor Bonus
- A First Two Weeks Bonus
- Tiered Investment-Based Bonus Shares

We'll share full details shortly. For now, know that your belief brought us here and what's coming next is built for long-term value.

More soon,
Steve Willey
CEO, Innovega Inc.

Innovega Marketing social@innovega.io via lc.innovega-inc.com 12:57 PM (1 hour ago)

to me

Thanks for reading our last email! Just following up to share the Testing the Waters disclosure below, which is required as part of this process:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

We're looking forward to keeping you in the loop as things progress.

Dear Joseph,

You already know what Innovega stands for. You invested when it was still a bold idea. But today, as we prepare to open a new round, I want to share why this moment is fundamentally different and why your early position may be more strategic than ever.

This video captures the heart of our mission and the movement you're part of. Meet Isaac, a Paralympian, advocate, and someone whose life is being changed by this technology.


innovega
SEE THE WORLD
THROUGH OUR LENSES

🎥 Watch the feature video with Isaac

We're no longer just promising potential, we're proving it:

- Clinical trials confirm near-20/20 restored sight for those with severe vision loss
- Our system delivers the widest field of view in the industry, without bulky headsets
- We've filed 75+ patents, and our passive contact lens model avoids the safety, power, and regulatory failures that derailed competitors like Mojo Vision
- Unlike VR headsets or magnification goggles, our eMacula® glasses look like normal eyewear and let users read, recognize faces, use smartphones, and navigate the world with dignity

No one else in this space is doing what we're doing. That's why this next round matters.

As one of our most trusted investors, you'll have first access and the opportunity to qualify for bonus share incentives designed to reward decisive, early participation. These include:

- A Returning Investor Bonus
- A First Two Weeks Bonus
- Tiered Investment-Based Bonus Shares

We'll share full details shortly. For now, know that your belief brought us here and what's coming next is built for long-term value.

More soon,
Steve Willey
CEO, Innovega Inc.

innovega